EXHIBIT 10.60
Conformed Copy
Asset Purchase Agreement
Dated as of October 31, 2005
Among
Conceptis Technologies Inc.,
WebMD, Inc.
and
Maple Leaf Medical Media, Inc.

Table of Contents

ARTICLE 1 DEFINITIONS AND INTERPRETATION	1
1.1 Definitions	1
1.2 Interpretation	9
ARTICLE 2 PURCHASE AND SALE; CLOSING	9
2.1 Purchase and Sale	9
2.2 Assets	10
2.3 Cash Purchase Price	10
2.4 Escrow	11
2.5 Assumption of Liabilities	11
2.6 The Closing	12
2.7 Allocation of Purchase Price among the Assets	13
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE VENDOR	14
3.1 Organization and Good Standing	14
3.2 Authority; Validity; Consents	14
3.3 No Conflict	14
3.4 Subsidiary	15
3.5 Financial Statements	15
3.6 Immoveable (Real) Property	15
3.7 Sufficiency of Assets	16
3.8 Moveable (Personal) Property	16
3.9 Brokers or Finders	16
3.10 Environmental and Health and Safety Matters	16
3.11 Employee Benefit Plans	17
3.12 Compliance with Legal Requirements; Permits	18
3.13 Legal Proceedings	18
3.14 Insurance	18
3.15 Absence of Certain Changes and Events	19
3.16 Material Contracts	19
3.17 Binding Nature of Material Contracts	20
3.18 Employees and Labor Relations	20
3.19 Intellectual Property	21
3.20 Site Content	24
3.21 Page Views and Unique Visitors	24
3.22 Databases	25
3.23 Significant Customers and Suppliers	25
3.24 Related Party Transactions	25
3.25 Accounts Receivable	26
3.26 Taxes	26
3.27 GST and QST Registration	26
3.28 Residence	26
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER	27
4.1 Organization and Good Standing	27
4.2 Authority; Validity; Consents	27
4.3 No Conflict	27
4.4 Legal Proceedings	27
4.5 Brokers or Finders	28
ARTICLE 5 PRE-CLOSING COVENANTS OF THE VENDOR	28
5.1 Operation of the Business	28

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5.2 Negative Covenant	28
5.3 Required Approvals	30
5.4 Shareholder Approval	30
5.5 Access to Information	30
5.6 Exclusivity	31
5.7 Best Efforts	31
5.8 Confidentiality	32
5.9 Notice of Developments	32
5.10 Purchaser GST and QST Registration	32
5.11 Termination of Plans	32
5.12 Offer letters for US Employees	32
ARTICLE 6 PRE-CLOSING COVENANTS OF PURCHASER	33
6.1 Required Approvals	33
6.2 Confidentiality Obligations	33
6.3 Best Efforts	33
ARTICLE 7 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PURCHASER TO CLOSE	33
7.1 Accuracy of Representations	34
7.2 Vendor’s Performance	34
7.3 Delivery of Certificates	34
7.4 No Order	34
7.5 Governmental Authorizations	34
7.6 Required Consents	34
7.7 Employment Agreements	34
7.8 Release of Encumbrances	34
7.9 Update of the Disclosure Schedule	34
7.10 Requisite Shareholder Approval	35
7.11 FIRPTA	35
7.12 Opinion	35
ARTICLE 8 CONDITIONS PRECEDENT TO THE OBLIGATION OF THE VENDOR TO CLOSE	35
8.1 Cash Purchase Price	35
8.2 Accuracy of Representations	35
8.3 Purchaser’s Performance	35
8.4 Delivery of Certificates	36
8.5 No Order	36
8.6 Governmental Authorizations	36
8.7 Required Consents	36
8.8 Requisite Shareholder Approval	36
8.9 Employment Agreements	36
ARTICLE 9 POST-CLOSING COVENANTS	36
9.1 General	36
9.2 Proprietary Information	36
9.3 Cooperation in Litigation	37
9.4 Cooperation on Tax Matters; Transfer Taxes; GST	37
9.5 Employee Matters	38
9.6 Access to Books, Records, etc.	39
9.7 Solicitation and Hiring	39
9.8 Non-Competition	39
9.9 Collection of Accounts Receivable	40
9.10 Use of Name	40

-ii-

ARTICLE 10 TERMINATION	40
10.1 Termination Events	40
10.2 Effect of Termination	41
ARTICLE 11 INDEMNIFICATION; REMEDIES	41
11.1 Survival	41
11.2 Indemnification by the Vendor	42
11.3 Indemnification by Purchaser	42
11.4 Notice of Potential Claims for Indemnification	43
11.5 Third Party Claims	45
11.6 Insurance	46
11.7 Miscellaneous	46
ARTICLE 12 GENERAL PROVISIONS	46
12.1 Expenses	46
12.2 Notices	46
12.3 Waiver	47
12.4 Entire Agreement; Amendment	47
12.5 Assignment	48
12.6 Severability	48
12.7 Governing Law; Consent to Jurisdiction and Venue	48
12.8 Counterparts	48
12.9 Time of Essence	48
12.10 No Third Party Beneficiaries	48
12.11 Public Announcements	48
12.12 Language	49

-iii-

Exhibits and Schedules
Exhibits

Exhibit 1.1.38	—	Form Escrow Agreement
Exhibit 2.1	—	Data Transfer Protocol
Exhibit 2.6.2.3(i)	—	Form of Bill of Sale
Exhibit 2.6.2.3(ii)	—	Form of Stock Transfer Power
Exhibit 2.6.2.4	—	Form of Instrument of Assumption
Exhibit 3.5	—	Financial Statements
Exhibit 7.12	—	Opinion of Counsel to Vendor

Schedules

Schedule 1.1.80	—	List of certain Permitted Encumbrances
Schedule 2.7	—	Allocation of Purchase Price
Schedule 3.18	—	Employees and Labor Relations
Schedule 4.1	—	Purchaser’s Organization and Good Standing
Schedule 4.2	—	Authority; Validity; Consents
Schedule 4.5	—	Brokers or Finders
Schedule 5.2	—	Exceptions from Vendor’s Negative Covenants
Schedule 7.8	—	Release of Encumbrances
Schedule 9.5.1	—	Eligible Employees
Disclosure Schedule

*The exhibits and schedules to the Asset Purchase Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish copies of any of the exhibits and schedules to the Securities and Exchange Commission upon request.

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Asset Purchase Agreement
          This Asset Purchase Agreement (this “Agreement”) is made as of October 31, 2005 (the “Effective Date”) by and among Conceptis Technologies Inc., a Canadian Corporation (the “Vendor”), WebMD, Inc., a Georgia corporation (“WebMD”) and Maple Leaf Medical Media, Inc., a Delaware corporation (the “Purchaser”).
Recitals
          Whereas, the Vendor provides medical and health care information, media services and education to Persons, including physicians in certain key medical specialties, including by means of different web-based services, Internet web portals and CD-ROMs;
          Whereas, the Purchaser wants to acquire the Business by acquisition of all of Vendor’s Assets and the Assumed Liabilities,
          Whereas, the respective Boards of Directors of the Vendor, the Purchaser and WebMD have approved the acquisition of the Business pursuant to the terms hereof;
          Whereas, the Purchaser has, as of the date hereof, entered into employment agreements with certain employees (the “Employment Agreements”) which will become effective as of the Closing, provided that the respective party thereto accepts employment with the Purchaser; and
          Whereas, certain shareholders of the Vendor have entered into certain letter agreements with Purchaser as of the date hereof, whereby each such party has agreed to certain covenants with the Purchaser (collectively, the “Voting Agreements”);
          Now, Therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:
ARTICLE 1
Definitions and Interpretation

1.1	Definitions.

For purposes of this Agreement, the following terms have the meanings specified or referenced below:

	1.1.1	“Accounts Receivable” means all of the Vendor’s trade and other accounts receivable, and notes and loans receivable, that are payable to the Vendor and all rights to unbilled amounts for products delivered or services provided, together with any security held by the Vendor for the payment thereof.

	1.1.2	“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control,” when used in connection with any specified Person, means the power to direct the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract, in fact or otherwise, and the terms “controls”, “controlling” and “controlled” have correlative meanings.

	1.1.3	“Agreed Amount” shall mean part, but not all, of the Claimed Amount.

	1.1.4	“Agreement” has the meaning set forth in the appearance hereto.

	1.1.5	“Arbitration Rules” shall mean the provisions relating to arbitration contained in Book VII of the Code of Civil Procedure (Quebec) in effect from time to time.

1.1.6	“Arbitrator” has the meaning set forth in Section 11.4.4.

1.1.7	“Assets” has the meaning set forth in Section 2.2.

1.1.8	“Assumed Liabilities” has the meaning set forth in Section 2.5.1.

1.1.9	“Audited Financial Statements” has the meaning set forth in Section 3.5.

1.1.10	“Business” means the business of the Vendor and the Subsidiary on the Effective Date, being (i) the provision of medical and health care information, media services and education, including by means of meetings, presentations, web-based services, Internet web portals or CD-ROMS, or (ii) the operation or sponsorship of one or more web sites which web site or sites has as its principal business focus providing medical and health-related information to consumers or health care professionals, selling advertising or educational programs to the pharmaceutical or medical device industries, editing medical reference materials and/or producing original content related to these activities.

1.1.11	“Business Day” means any day the banks are open for business in Montréal and New York.

1.1.12	“Cash Purchase Price” has the meaning set forth in Section 2.3.

1.1.13	“Claimed Amount” shall mean the amount of any Losses incurred or reasonably expected to be incurred by the Indemnitee and claimed by the Indemnitee in an Indemnification Notice.

1.1.14	“Closing” has the meaning set forth in Section 2.6.1.

1.1.15	“Closing Date” means the date and time as of which the Closing occurs as set forth in Section 2.6.1.

1.1.16	“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

1.1.17	“Commitments” has the meaning set forth in Section 3.19.12.

1.1.18	“Confidentiality Agreement” means the confidentiality agreement executed by WebMD, Inc. and Berkery, Noyes & Co., LLC dated May 23, 2005 concerning the non-disclosure of the Vendor’s confidential information and trade secrets.

1.1.19	“Contract” means any agreement, contract, obligation, promise, instrument, indenture or undertaking (whether written or oral) that is legally binding.

1.1.20	“Controlling Party” shall mean the party controlling the defense of any Third Party Claim.

1.1.21	“Copyrights” has the meaning set forth in Section 1.1.55.

1.1.22	“Designated Sites” means www.theheart.org; www.thekidney.org; and www.jointandbone.org

1.1.23	“Disclosure Schedule” means the disclosure schedule delivered to Purchaser by the Vendor on the Effective Date and annexed to this Agreement.

1.1.24	“Disclosure Statement” shall mean a written proxy or information statement or circular which includes a summary of the contents of this Agreement that are material to the matters to be brought before the shareholders of the Vendor for the Requisite Shareholder Approval, and contains such other information as may be required by law.

1.1.25	“Dispute” shall mean the dispute resulting if the Indemnitor in a Response disputes its liability for all or part of the Claimed Amount.

1.1.26	“Documents” means all books, records, accounts, ledgers, files, documents, correspondence, lists (including customer and prospect lists), manufacturing and procedural manuals, Intellectual Property Rights records, sales and promotional materials, studies, reports and other printed or written materials of the Vendor or the Subsidiary, in each case relating to the Business or the Assumed Liabilities, but excluding any minute books of Vendor.

1.1.27	“Domain Names” has the meaning set forth in Section 1.1.55.

1.1.28	“Effective Date” means the date as of which this Agreement was executed as set forth in the appearance hereto.

1.1.29	“Eligible Employees” has the meaning set forth in Section 9.5.1.

1.1.30	“Employment Agreements” has the meaning set forth in the Recitals hereto.

1.1.31	“Encumbrance” means any charge, lien, mortgage, hypothec, deed of trust, pledge, security interest, option, right of first refusal, easement, servitude, restrictive covenant, encroachment, encumbrance, or other similar restriction, whether arising by contract or by operation of law.

1.1.32	“Environmental and Health and Safety Laws” has the meaning set forth in Section 3.10.

1.1.33	“Environmental and Health and Safety Permits” means any Governmental Authorization required under any Environmental and Health and Safety Laws.

1.1.34	“Equity Interest” means (a) any capital stock, share, partnership or membership interest, unit of participation or other similar equity interest (however designated) in any Person, and (b) any option, warrant, purchase right, conversion right, exchange right or other similar right which would entitle any other Person to acquire any such equity interest in such Person or otherwise entitle any other Person to share in the equity, profits, earning, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar right).

1.1.35	“ERISA” shall mean the U.S. Employee Retirement Income Security Act of 1974, as amended and any regulations and rules issued thereunder.

1.1.36	“ERISA Affiliate” shall mean any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Vendor.

1.1.37	“Escrow Agent” shall mean Wilmington Trust Company, a Delaware banking corporation.

1.1.38	“Escrow Agreement” shall mean an escrow agreement in substantially the form attached hereto as Exhibit 1.1.38.

1.1.39	“Escrow Amount” has the meaning set forth in Section 2.4.

1.1.40	“Escrow Fund” shall mean the fund established pursuant to the Escrow Agreement and including the Escrow Amount.

1.1.41	“Excise Tax Act” means the Excise Tax Act (Canada), together with the regulations promulgated thereunder, as amended or supplemented from time to time.

1.1.42	“Excluded Assets” has the meaning set forth in Section 2.2.

1.1.43	“Excluded Liabilities” has the meaning set forth in Section 2.5.2.

1.1.44	“Financial Statements” has the meaning set forth in Section 3.5.

1.1.45	“GAAP” means Canadian generally accepted accounting principles, applied on a consistent basis, approved by the Canadian Institute of Chartered Accountants or any successor institute, applicable as at the date on which any calculation or determination is required to be made.

1.1.46	“Governmental Authority” means any Canadian or U.S. federal, state, provincial or local, or any foreign government, governmental authority, regulatory or administrative authority or any court, tribunal or judicial body having competent jurisdiction, including any commission, board or arbitrator.

1.1.47	“Governmental Authorization” means any approval, consent, license, permit, waiver, or other authorization issued, granted or otherwise made available by or under the authority of any Governmental Authority.

1.1.48	“GST” means the Goods and Services Tax levied under Part IX of the Excise Tax Act.

1.1.49	“Hazardous Substance” means any “pollutant”, “contaminant”, “solid waste”, “hazardous waste”, “hazardous material” or “hazardous substance” under any Environmental and Health and Safety Laws.

1.1.50	“Indebtedness” means (i) any indebtedness of the Vendor or the Subsidiary for borrowed money, whether short term or long term, (ii) any indebtedness arising under capitalized leases, conditional sales contracts and other similar title retention instruments, (iii) all Liabilities secured by any Encumbrance on any property owned by the Vendor, and (iv) all Liabilities under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement or other similar agreement designed to protect the Vendor against fluctuations in interest rates.

1.1.51	“Indemnification Claim” has the meaning set forth in Section 11.4.1.

1.1.52	“Indemnification Notice” has the meaning set forth in Section 11.4.1.

1.1.53	“Indemnitee” has the meaning set forth in Section 11.4.1.

1.1.54	“Indemnitor” has the meaning set forth in Section 11.4.1.

1.1.55	“Intellectual Property Rights” means (i) all registered and unregistered trademarks, trademark registrations, trademark rights and renewals thereof, trade names, trade name rights, corporate names, servicemarks, servicemark registrations and renewals thereof, servicemark rights, and all applications to register the same (“Trademarks”); (ii) all issued foreign and domestic patents, patent rights, patent applications (“Patents”); (iii) all registered and unregistered copyrights, copyright registrations, renewals thereof, and applications to register the same (“Copyrights”); (iv) all software, computer programs, computer systems, modules and related data (incl. all source and object codes) and databases and materials other than shrink-wrap or other licenses for off-the-shelf software (“Software”); (v) all Internet domain names (“Domain Names"), URLs, and Internet web-sites and the content thereof (“Internet Sites”); (vi) all licenses, sublicenses and agreements pursuant to which the Vendor or the Subsidiary has acquired rights in or to any

Trademarks, Patents, Copyrights, Software, Domain Names, Internet Sites or Proprietary Rights other than shrink-wrap or other licenses for off-the-shelf software (“Licenses-In”); (vii) all licenses, sublicenses and agreements pursuant to which the Vendor or the Subsidiary has licensed or transferred any rights to any Trademarks, Patents, Copyrights, Software, Domain Names or Proprietary Rights (“Licenses-Out”); (viii) all Proprietary Rights (including in each case of (i) through (vii) above, all copies and embodiments thereof, in electronic, written or other media). As used herein, the term “Proprietary Rights” means all categories of goodwill, trade secrets, trade dress, know-how, inventions, invention disclosures (whether or not patentable and whether or not reduced to practice), inventor rights, reports, discoveries, developments, research and test data, blueprints, technology, ideas, compositions, quality records, engineering notebooks, models, processes, procedures, prototypes, patent records, manufacturing and product procedures and techniques, troubleshooting procedures, failure/defect analysis data, drawings, specifications, designs, ingredient or component lists, formulae, plans, proposals, technical data, copyrightable works, financial, marketing, customer and business data, pricing and cost information, business and marketing plans, selling information, marketing information, customer and supplier lists and information, Site Content and all other confidential and proprietary information.

1.1.56	“Internet Sites” has the meaning set forth in Section 1.1.55.

1.1.57	“ITA” means the Income Tax Act (Canada), together with the regulations promulgated thereunder, as amended or supplemented from time to time.

1.1.58	“Knowledge” means with respect to any matter in question, the actual knowledge of such matter by the relevant Party’s Specified Officers without inquiry. For purposes of this definition, the term “Specified Officers” means (i) with respect to the Vendor, Roger Simard, Greg Ogrodnick, Kathleen Wickman, Éric Beaudoin, Marc-André Nadon, Linda Giering, Ian Temple and Réjean Rochette, and (ii) with respect to the Purchaser, David Schlanger, Doug Wamsley, Wayne Gattinella, Anthony Vuolo, Judy Blackwell, Steve Zatz and Floss O’Sullivan.

1.1.59	“Leased Real Property” has the meaning set forth in Section 3.6.

1.1.60	“Leases” means all leases, subleases, licenses, concessions and other agreements, whether oral or written, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, to which the Vendor or the Subsidiary is a party and pursuant to which the Vendor or the Subsidiary uses or occupies or has the right to use or occupy any Real Property.

1.1.61	“Legal Requirement” means any applicable federal, provincial, state, local, municipal, foreign, international, multinational, or other administrative Order, constitution, law, ordinance, rules, codes, requirements, principle of common law, regulation, statute or treaty, including any applicable laws governing privacy and the protection of personally identifiable information.

1.1.62	“Liability” shall mean all liabilities and obligations (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

1.1.63	“Licenses-In” has the meaning set forth in Section 1.1.55.

1.1.64	“Licenses-Out” has the meaning set forth in Section 1.1.55.

1.1.65	“Listed Intellectual Property” has the meaning set forth in Section 3.19.1.

1.1.66	“Losses” of a Person means any claims, liabilities, losses, damages, deficiencies, assessments, judgments and costs or expenses (including out-of-pocket expenses for reasonable attorneys fees) actually incurred or sustained by the indemnified party, but specifically excluding any special, indirect, incidental or consequential damages (including economic loss and loss of profits) unless awarded by a Governmental Authority to a person bringing a Third Party Claim.

1.1.67	“Material Adverse Effect” means any change, event, effect or condition that, individually or together with any other change, event, effect or condition, could reasonably be expected to be materially adverse to the Business, Assets, Liabilities, results of operations or condition (financial or other) of the Vendor and the Subsidiary, taken as a whole and in light of the circumstances on the Effective Date; provided, however, that none of the following shall constitute a Material Adverse Effect: (a) any adverse change, event, effect or condition that is caused by conditions affecting the Canadian, U.S. or world economy or markets generally, or (b) any adverse change, event, effect or condition that is caused by conditions generally affecting the industries and markets in which the Business operates.

1.1.68	“Material Contracts” has the meaning set forth in Section 3.16.

1.1.69	“Most Recent Balance Sheet” has the meaning set forth in Section 3.5.

1.1.70	“Most Recent Balance Sheet Date” has the meaning set forth in Section 3.5.

1.1.71	“Net Working Capital” has the meaning set forth in Section 2.2.10.

1.1.72	“Non-controlling Party” shall mean the party not controlling the defense of any Third Party Claim.

1.1.73	“Open Source Materials” has the meaning set forth in Section 3.19.10.

1.1.74	“Order” means any award, writ, injunction, judgment, order, or decree entered, issued, made, or rendered by any Governmental Authority.

1.1.75	“Ordinary Course of Business” shall mean the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount).

1.1.76	“Organizational Documents” means, with respect to any Person, such Person’s certificate and/or articles of incorporation and general bylaws, or other similar constituent or organizational documents such as a partnership agreement, unlimited or limited liability company agreement, shareholders’ agreement and/or other similar documents, in each case as amended to date.

1.1.77	“Page View” means a page (file) sent to a browser as a result of a single request by an individual user (i.e., human person) received by a server. Page Views do not include pages viewed by internal staff at the Vendor, and do not include pages on the Sites viewed by spiders, crawlers, search engine robots or other automated/machine programs, and do not include page views acquired through the payment of any fee. In addition, Page Views do not include associated graphics images, javascript includes, audio files, etc, that are sent with an HTML file or additional HTML files sent to build a “frame-set” and all the associated image files associated with them.

1.1.78	“Party” or “Parties” means, individually or collectively, Purchaser and the Vendor.

1.1.79	“Patents” has the meaning set forth in Section 1.1.55.

1.1.80	“Permitted Encumbrances” means such of the following as to which no enforcement collection, execution, levy or foreclosure proceedings shall have been commenced (i) Encumbrances for Taxes not yet due or payable (ii) Encumbrances in favor of vendors, carriers, warehousemen, repairmen, mechanics, workers, material-men, construction or other Encumbrances arising by operation of law in respect of obligations that are not yet due, (iii) Encumbrances arising pursuant to discharged indebtedness which are to be released at or prior to the Closing, (iv) easements, servitudes, reservations, rights of way, restrictions, covenants, conditions and other similar encumbrances whether of record or apparent, including road, highway, pipeline, railroad and utility easements and servitudes, and municipal, zoning and building by-laws not incurred in connection with any indebtedness which do not, individually or in the aggregate, materially interfere with the use, occupancy or operation of the Leased Real Property as currently used, occupied and operated or as intended to be used, occupied and operated; (v) statutory Encumbrances incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, employment insurance and other social security legislation and (vi) the Encumbrances listed on Schedule 1.1.80.

1.1.81	“Person” means any individual, corporation (including any non-profit corporation), partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Authority.

1.1.82	“Personal Property” has the meaning set forth in Section 3.8.

1.1.83	“Post-Closing Obligations” has the meaning set forth in Section 11.1.

1.1.84	“Proceeding” means any action, arbitration, appeal, audit, claim, complaint, hearing, investigation, litigation, or suit (whether civil, criminal, administrative or investigative) filed, commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority.

1.1.85	“Proprietary Rights” has the meaning set forth in Section 1.1.55.

1.1.86	“Purchaser” has the meaning set forth in the appearance hereto.

1.1.87	“Purchaser Threshold Amount” has the meaning set forth in Section 11.3.3.

1.1.88	“Purchase Price” means the aggregate of the Cash Purchase Price and the assumption by the Purchaser of the Assumed Liabilities.

1.1.89	“QST” means the Québec Sales Tax levied under Title I of the Québec Sales Tax Act.

1.1.90	“Québec Sales Tax Act” means An Act respecting the Québec Sales Tax (Québec) together with the regulations promulgated thereunder, as amended or supplemented from time to time.

1.1.91	“QTA” means the Taxation Act (Québec) together with the regulations promulgated thereunder, as amended or supplemented from time to time.

1.1.92	“Real Property” means any and all real/immovable property.

1.1.93	“Related Party” means any partner, shareholder, director, officer or Affiliate (including a wife, husband, or other Person controlled by, controlling or under common control with another Person) of the Vendor.

1.1.94	“Related Party Debt” means any indebtedness owed by the Vendor or the Subsidiary to a Related Party.

1.1.95	“Related Party Transactions” has the meaning set forth in Section 3.24.

1.1.96	“Representative” means with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants and financial advisors.

1.1.97	“Requisite Shareholder Approval” shall mean the approval of the sale of the Assets by the Vendor to the Purchaser as contemplated by this Agreement by two-thirds (2/3) of the votes represented by the outstanding shares of each class or series of outstanding shares of the capital stock of the Vendor entitled to vote thereon and voting in person or by proxy at a meeting called for that purpose, as required by the Canada Business Corporations Act and other Legal Requirements.

1.1.98	“Response” shall mean a written response containing the information provided for in Section 11.4.2.

1.1.99	“Restricted Employee” shall mean any person who either (i) was an employee of the Purchaser on either the date of this Agreement or the Closing Date or (ii) was an employee of the Vendor or the Subsidiary on either the date of this Agreement or the Closing Date and received an employment offer from the Purchaser within five business days following the Closing Date.

1.1.100	“Session” means the accessing of a Site by a Unique Visitor during any calendar period.

1.1.101	“Site Content” means all of the health, medical and pharmaceutical information and other Intellectual Property Rights (other than Intellectual Property Rights belonging to third parties and identified as such on the respective Designated Site) displayed or available on the Designated Sites.

1.1.102	“Sites” has the meaning set forth in Section 3.19.11.

1.1.103	“Software” has the meaning set forth in Section 1.1.55.

1.1.104	“Subsidiary” means Conceptis Technologies USA Inc., a Delaware corporation.

1.1.105	“Tax” or “Taxes” means any tax, assessment, charge, duty or levy imposed by any federal, provincial, municipal, local or foreign governmental authority, including income, sales, payroll, property, import, customs, excise, gross receipts, profits, goods and services, capital, severance, stamp, occupation, franchise, withholding, employment or unemployment, use, transfer, registration, Canada Pension Plan and Québec Pension Plan contributions and provincial worker’s compensation payments, and like taxes and other governmental charges of any kind, and including any interest, penalty, or addition thereto.

1.1.106	“Tax Return” means a report, return, amended return, declaration, claim for refund or other information required or permitted to be filed or supplied to a Governmental Authority with respect to Taxes, including any amendment thereto.

1.1.107	“Third Party Claim” means any Proceeding that is instituted against an Indemnitee by a Person other than an Indemnitor or another Indemnitee.

1.1.108	“Trademarks” has the meaning set forth in Section 1.1.55.

1.1.109	“Transaction Documents” means this Agreement and all any other agreements, instruments, or documents entered into pursuant to this Agreement, including the Escrow Agreement, the Employment Agreements, the Voting Agreements and the instruments of conveyance and assumption referred to in Sections 2.6.2.3 and 2.6.2.4.

1.1.110	“Transaction Expenses” means all costs and expenses incurred by or on behalf of the Purchaser or the Vendor, as the case may be, in connection with the preparation, execution and performance of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including all fees of all Representatives including attorneys, accountants, and financial advisors.

	1.1.111	“Transferred Employees” has the meaning set forth in Section 9.5.1.

	1.1.111	“Transferred Employees” has the meaning set forth in Section 9.5.1.

	1.1.112	“Unaudited Financial Statements” has the meaning set forth in Section 3.5.

	1.1.113	“Unique Visitor” means one individual machine/browser that has accessed a Site (i.e., a Unique Visitor represents a single machine with a single cookie accessing the particular Site, not the number of different persons accessing the Site). A Unique Visitor does not include internal staff at the Vendor and does not include spiders, crawlers, search engine robots or other automated/machine programs viewing pages on the Sites and does not include visitors associated with page views acquired by the payment of any fee.

	1.1.114	“Vendor” has the meaning set forth in the appearance hereto.

	1.1.115	“Vendor Benefit Plans” has the meaning set forth in Section 3.11.1.

	1.1.116	“Vendor Intellectual Property” has the meaning set forth in Section 3.19.3.

	1.1.117	“Vendor Threshold Amount” has the meaning set forth in Section 11.2.3.

	1.1.118	“Voting Agreements” has the meaning set forth in the Recitals to this Agreement.

1.2	Interpretation.

	1.2.1	Currency. Unless otherwise expressly provided herein, all dollar amounts and amounts referred to with “$” in this Agreement and the other Transaction Documents are in United States funds; dollar amounts referred to with “C$” are in Canadian Funds.

	1.2.2	Construction. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms and means “including without limitation”.

	1.2.3	Section Headings. The headings of Sections in this Agreement are provided for convenience only and shall not affect its construction or interpretation. Unless otherwise expressly provided, all references to “Article,” “Section” or “Sections” refer to the corresponding Article, Section or Sections of this Agreement.

	1.2.4	Exhibits and Schedules. All Exhibits and Schedules referred to herein and annexed hereto are hereby incorporated herein and made a part hereof as if fully set forth herein.

	1.2.5	Ambiguity. It is expressly acknowledged that the Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.
ARTICLE 2
Purchase and Sale; Closing

2.1	Purchase and Sale.

On and subject to the terms and conditions of this Agreement, the Vendor agrees to sell, transfer, assign, convey and deliver to Purchaser, and the Purchaser agrees to purchase, acquire and accept from the Vendor, at the Closing, all right, title and interest in and to the Assets. Notwithstanding the foregoing, the transfer of the Data (as defined in the Data Transfer Protocol attached as Exhibit 2.1 hereto) shall be transferred in the manner set forth in said Data Transfer Protocol.

2.2	Assets.

The term “Assets” shall include all of the property, rights, and assets, immovable (real), movable (personal) or mixed, tangible and intangible (including goodwill), of every kind and description, wherever located, whether accrued, contingent or otherwise, belonging to the Vendor at the Closing Date (other than the Excluded Assets), and including all of the following property and assets of the Vendor:

	2.2.1	all Accounts Receivable;

	2.2.2	all fixed assets;

	2.2.3	all Personal Property;

	2.2.4	all Contracts related to the Business;

	2.2.5	all Vendor Intellectual Property;

	2.2.6	all Leases;

	2.2.7	all Equity Interests in the Subsidiary;

	2.2.8	all Documents;

	2.2.9	all Vendor Benefit Plans; and

	2.2.10	cash equal to the amount by which the Net Working Capital of the Vendor is less than $450,000. For purposes hereof, “Net Working Capital” means the current assets that are included in the Assets less the current liabilities that are included in the Assumed Liabilities (all as calculated in accordance with GAAP as if the Closing occurred on October 31, 2005).

The term “Assets” shall not include any of the following (collectively, the “Excluded Assets”):

	2.2.11	the Purchase Price delivered to the Vendor pursuant to this Agreement and the Vendor’s rights under this Agreement and the other Transaction Documents;

	2.2.12	cash and cash equivalents of the Vendor on the Closing Date (other than as required to achieve the Net Working Capital);

	2.2.13	all insurance policies of Vendor except the insurance policies relating to the Vendor Benefit Plans;

	2.2.14	prepaid Income Tax of the Vendor, the right of the Vendor to receive Tax refunds and Tax credits receivable by Vendor;

	2.2.15	any Equity Interests not in the Subsidiary; and

	2.2.16	the assets listed at Section 2.2.16 of the Disclosure Schedule.

2.3	Cash Purchase Price.

For, and in consideration of, the sale by the Vendor to the Purchaser of the Assets, the Purchaser agrees to pay to the Vendor an aggregate purchase price (the “Cash Purchase Price”) in the amount of nineteen million dollars ($19,000,000). The Cash Purchase Price, less the Escrow Amount, shall be paid by the Purchaser to the Vendor at Closing, by certified check or wire-transfer.

2.4	Escrow.

The Vendor agrees that at the Closing, an amount equal to 10% of the Cash Purchase Price payable by the Purchaser to the Vendor at Closing shall be delivered by the Purchaser, on behalf of the Vendor, to the Escrow Agent for the purpose of securing the indemnification obligations of the Vendor set forth in this Agreement (the “Escrow Amount”). The Escrow Fund shall be held by the Escrow Agent under the Escrow Agreement pursuant to the terms thereof. The Escrow Fund shall be held as a bare trust and shall not be subject to any lien, attachment or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement.

2.5	Assumption of Liabilities.

	2.5.1	Subject to the terms and conditions of this Agreement, and as additional consideration for the sale of the Assets by the Vendor to the Purchaser, the Purchaser agrees to assume and perform, pay or discharge, when due, to the extent not theretofore finally performed, paid or discharged the following Liabilities of the Vendor and the Subsidiary (without duplication) existing as of the Closing Date (collectively, the “Assumed Liabilities”):

		2.5.1.1	Liabilities shown or reserved for in the Most Recent Balance Sheet;

		2.5.1.2	Liabilities incurred since the Most Recent Balance Sheet Date and incurred in the Ordinary Course of Business (other than Liabilities resulting from a breach of contract, breach of warranty, tort, infringement or violation of law prior to the Closing or which arose out of any charge, complaint, action, suit, proceeding, hearing, investigation claim or demand made prior to the Closing);

		2.5.1.3	Liabilities arising after the Closing incurred in connection with or that relate to any of the Assets (other than Liabilities resulting from a breach of contract, breach of warranty, tort, infringement or violation of law prior to the Closing or which arose out of any charge, complaint, action, suit, proceeding, hearing, investigation claim or demand made prior to the Closing); and

		2.5.1.4	to the extent not otherwise covered by the foregoing, Liabilities set forth in Section 2.5.1.4 of the Disclosure Schedule.

It is not the intention of either the Purchaser or the Vendor that the assumption by Purchaser of the Assumed Liabilities shall in any way enlarge the rights of any third parties relating thereto.

	2.5.2	Notwithstanding anything to the contrary in this Agreement, the Purchaser shall not assume or have any liability or responsibility for any Liabilities which are not Assumed Liabilities, including any Liabilities arising out of or relating to any of the following matters, whether arising before or after the Closing (collectively, the “Excluded Liabilities”):

		2.5.2.1	any Liabilities in connection with or arising from or related to any Excluded Asset or the possession, use or disposition of any Excluded Asset;

		2.5.2.2	any Liabilities of the Vendor for indemnification of, or advancement of expenses or payment of insurance proceeds to, any present or former director or officer of (or other person serving in a fiduciary capacity at the request of) the Vendor based upon an actual or alleged breach of fiduciary duty of such person;

		2.5.2.3	any Liabilities of the Vendor under or arising out of this Agreement;

		2.5.2.4	any Liabilities of the Vendor to its shareholders or optionholders and any Liabilities of the Vendor under its stock option plans;

		2.5.2.5	any Liabilities of the Vendor arising out of any matters occurring, or obligations incurred, after the Closing;

		2.5.2.6	any Liabilities of the Vendor with respect to Related Party Debt;

		2.5.2.7	any Liabilities of the Subsidiary which, if they were Liabilities of the Vendor, would not have constituted Assumed Liabilities;

		2.5.2.8	except as expressly set forth in Section 9.4.1 below, any Liabilities of the Vendor or the Subsidiary for Taxes arising in connection with the consummation of the transactions contemplated by this Agreement (including any income Taxes arising as a result of the transfer by the Vendor to the Purchaser of the Assets);

		2.5.2.9	except as expressly set forth in Section 9.4.1 below, any Liabilities of the Vendor for any Taxes (including deferred taxes or taxes measured by income of the Vendor, withholding taxes, payroll taxes, sales, use or excise Taxes, and customs or duties);

		2.5.2.10	any Liabilities of the Subsidiary for any Taxes relating to a Pre-Closing Tax Period, as determined under Section 2.5.3;

		2.5.2.11	any Liabilities for any Taxes of the Vendor (or of the Purchaser or its Affiliates with respect thereto under successor or transferee liability) required to be paid due to a failure by the Vendor or Subsidiary to comply with, and obtain for the Purchaser, the Vendor or the Subsidiary, the benefits afforded by compliance with any state, provincial or local Tax laws relating to asset transfers that would, absent compliance therewith, subject the Purchaser to liability for any Tax of the Vendor (or any Tax of the Subsidiary that relates to a Pre-closing Tax Period) and/or impose liens on the Assets or on the Subsidiary’s assets; and

		2.5.2.12	any Liabilities of the Vendor relating to any Eligible Employee of the Vendor or the Subsidiary who declines an offer of employment by the Purchaser (provided that the Purchaser has complied with the provisions of Section 9.5).

The Vendor shall remain liable for, and agrees to pay and satisfy the Excluded Liabilities in accordance with their terms.

	2.5.3	In the case of any Tax of the Subsidiary that is payable for a taxable period that begins before and ends after the Closing Date, the portion of the Tax which relates to the period in the taxation year ending on the Closing Date (the “Pre-Closing Tax Period” ) shall:

		2.5.3.1	in the case of any real property, personal property or other ad valorem Taxes be deemed to be the amount of such Tax for the entire taxation year multiplied by a fraction the numerator of which is the number of days in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire taxation year; and

		2.5.3.2	in the case of any other Tax applicable for a taxation year that includes but does not end on the Closing Date, be deemed to be the amount which would be payable if the relevant taxation year ended on the Closing Date based on a closing of the books as of the close of business on the Closing Date.

2.6	The Closing.

	2.6.1	The consummation of the transactions herein contemplated (the “Closing”) shall take place at the offices of Davies Ward Phillips & Vineberg LLP, 1501 McGill College Avenue, 26th Floor, Montreal, Canada H3A 3N9 at 10:00 a.m., Montreal time, on the date that is five (5) Business Days following the date all conditions to Closing which must be satisfied prior to Closing have been met, or at such other time and place as to which the Parties may agree, effective at 12:01 a.m. (Montreal Time) on such date (the applicable time and date on which the Closing shall occur is referred to herein as, the “Closing Date”).

	2.6.2	At the Closing:

		2.6.2.1	the Vendor shall deliver to the Purchaser the various certificates, instruments and documents referred to in Article 7;

		2.6.2.2	the Purchaser shall deliver to the Vendor the various certificates, instruments and documents referred to in Article 8;

		2.6.2.3	the Vendor shall execute and deliver to the Purchaser a bill of sale in substantially the form attached hereto as Exhibit 2.6.2.3(i), a stock transfer power in the form attached hereto as Exhibit 2.6.2.3(ii) and such other instruments of conveyance (such as trademark assignments, assigned certificates or documents of title, and assigned negotiable instruments) as the Purchaser may reasonably require in order to effect the sale, transfer, conveyance and assignment to the Purchaser of valid ownership of the Assets;

		2.6.2.4	the Purchaser shall execute and deliver to the Vendor an instrument of assumption in substantially the form attached hereto as Exhibit 2.6.2.4 and such other instruments as the Vendor may reasonably require in order to effect the assumption by the Purchaser of the Assumed Liabilities;

		2.6.2.5	the Purchaser shall pay to the Vendor the Cash Purchase Price as set forth in Section 2.3, less the Escrow Amount;

		2.6.2.6	the Purchaser, the Vendor and the Escrow Agent shall execute and deliver the Escrow Agreement and the Purchaser shall deposit the Escrow Amount with the Escrow Agent in accordance with Section 2.4;

		2.6.2.7	the Vendor shall deliver to the Purchaser, or otherwise put the Purchaser in possession and control of, all of the Assets of a tangible nature;

		2.6.2.8	the Vendor shall deliver to the Purchaser an employee list as of the Closing Date in accordance with Section 3.18;

		2.6.2.9	the Vendor shall deliver to the Purchaser all estoppel certifications or subordinations, non-disturbance and adornment agreements related to all Leases to which the Vendor is a party, as may reasonably be requested by the Purchaser; and

		2.6.2.10	the Purchaser and the Vendor shall execute and deliver to each other a cross-receipt evidencing the transactions referred to above.

2.7	Allocation of Purchase Price among the Assets.

The Purchase Price and all other capitalizable costs shall be allocated among the Assets and the non-solicitation and non-competition covenants set forth in Section 9.7 and 9.8.1 in the manner set forth in Schedule 2.7 (the “Allocation”), which allocation shall comply with the requirements of Section 1060 of the Code. The Allocation shall be final and binding upon the Parties for all purposes, including the filing of all Tax or other returns and the preparation of all financial statements and other documents and records.

ARTICLE 3
Representations and Warranties of The Vendor
The Vendor represents and warrants to the Purchaser that, except as set forth in the Disclosure Schedule, the statements contained in this Article 3 are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 3.

3.1	Organization and Good Standing.

The Vendor is a corporation organized, validly existing and in good standing under the laws of Canada. The Subsidiary is a corporation organized, validly existing and in good standing under the laws of Delaware. Each of the Vendor and the Subsidiary has the full corporate power and authority to own, lease and operate its respective property and to carry on the Business in the places and in the manner as now conducted and presently planned to be conducted. Each of the Vendor and the Subsidiary is duly qualified or licensed to do business and is in good standing, respectively, in each jurisdiction where the character of its business or the nature of its properties makes such qualification or licensing necessary, except where the failure to so qualify or be licensed would not have a Material Adverse Effect, all of which jurisdictions are set forth in Section 3.1 of the Disclosure Schedule.

3.2	Authority; Validity; Consents

The Vendor has the requisite corporate power and authority necessary to enter into, and to perform its obligations under, this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby. The execution, delivery of and performance with, this Agreement and the other Transaction Documents by the Vendor and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by the board of directors of the Vendor, and will, subject to, and upon receipt of, the Requisite Shareholder Approval, have been duly and validly approved by the shareholders of the Vendor. This Agreement and the other Transaction Documents constitute the legal, valid and binding obligations of the Vendor enforceable against it in accordance with their respective terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of equity. Except as set forth in Section 3.2 of the Disclosure Schedule, neither the Vendor nor the Subsidiary is required to give any notice to or obtain any consent from any Person (including any Governmental Authority) in connection with the execution and delivery of this Agreement and the other Transaction Documents or the consummation or performance of any of the transactions contemplated hereby and thereby, except for notices or consents which if not given or obtained would not result in a Material Adverse Effect.

3.3	No Conflict.

After all consents set forth in Section 3.2 of the Disclosure Schedule have been obtained and taken, the execution and delivery of this Agreement and the other Transaction Documents by the Vendor and the consummation by the Vendor of the transactions provided for herein and therein will not, with or without notice or the lapse of time or both, (1) result in the breach of any of the terms and provisions of, or conflict with, or constitute a default under, or result in a termination of, or give any Person a valid right of termination, cancellation, acceleration, suspension or revocation under, or infringe, or cause any acceleration of any obligation of the Vendor or the Subsidiary under (a) any Material Contract or Commitment, (b) the Organizational Documents of the Vendor or the Subsidiary, as amended to the Effective Date, (c) any Order naming the Vendor, (d) any Legal Requirement applicable to the Vendor or the Subsidiary, or (e) any Intellectual Property Rights of any third party, or (2) result in the creation or imposition of any Encumbrance on the Business or any Asset, or (3) except as set forth in Section 3.3 of the Disclosure Schedule, result in a breach or violation of, default under, or the triggering of any payment or other obligations pursuant to, any Vendor Benefit Plan, or any grant or award under any of the same.

3.4	Subsidiary.

	3.4.1	The authorized capital stock of the Subsidiary and the number of shares of capital stock of the Subsidiary outstanding (the “Subsidiary Equity Securities”) are as set forth on Schedule 3.4.1. All of the Subsidiary Equity Securities are validly issued, fully paid and nonassessable and are owned beneficially and of record by Vendor free and clear of any Encumbrances (other than Permitted Encumbrances), and there are no proxies outstanding or restrictions on voting with respect to any such shares. There are no contracts, agreements, commitments or arrangements of Vendor or the Subsidiary obligating Vendor or the Subsidiary to sell or issue or to offer to sell or issue any Subsidiary Equity Securities or to redeem, purchase or otherwise acquire, or create or impose any Encumbrance on, any Subsidiary Equity Securities.

	3.4.2	Except for the Subsidiary, the Vendor does not, directly or indirectly, hold any Equity Interest in any other Person.

3.5	Financial Statements.

Attached as Exhibit 3.5 are (i) the consolidated audited balance sheet of the Vendor as of December 31, 2004 and the related statements of income, equity and cash flows for the year then ended (collectively, the “Audited Financial Statements”), and (ii) the consolidated unaudited balance sheets of the Vendor as of September 30, 2005 (such date, the “Most Recent Balance Sheet Date” and such balance sheet, the “Most Recent Balance Sheet”) and the related statements of income, equity and cash flows for the ten-month period then ended (collectively, the “Unaudited Financial Statements”). The Audited Financial Statements and the Unaudited Financial Statements are sometimes herein collectively referred to as the “Financial Statements.” The Financial Statements were prepared in accordance with GAAP (with only such deviations from GAAP as are referred to in the notes thereto or on Section 3.5 of the Disclosure Schedule or, in the case of the Unaudited Financial Statements, subject to normal year-end adjustments which will not be material and except for the omission of certain footnotes and other presentation items required by GAAP with respect to audited financial statements), and fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Vendor as of the date thereof and for the periods covered thereby. The Net Working Capital is equal to or greater than $450,000. The Subsidiary has no Liabilities which are not set forth at Section 3.5 of the Disclosure Schedule.

3.6	Immoveable (Real) Property.

The Vendor and its Subsidiary are not the owners of any Real Property. Section 3.6 of the Disclosure Schedule sets forth a list of all Real Property that is subject to a Lease or otherwise occupied by the Vendor or the Subsidiary (the “Leased Real Property”). The Vendor has delivered to the Purchaser complete and accurate copies of the Leases. Except as set forth in Section 3.6 of the Disclosure Schedule, with respect to the Leased Real Property:

	3.6.1	there are no leases, subleases, licenses or other agreements granting to any Person other than the Vendor or the Subsidiary any rights to the possession, use, occupancy or enjoyment of the Leased Real Property or any portion thereof;

	3.6.2	each Lease is legal, valid, binding, enforceable and in full force and effect against the Vendor or the Subsidiary, as the case may be;

	3.6.3	each Lease is assignable by the Vendor or the Subsidiary to the Purchaser without the consent or approval of any party (except as set forth in Section 3.6 of the Disclosure Schedule) and such Lease will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

	3.6.4	to the Vendor’s Knowledge all Leased Real Property is in a condition suitable for return to the lessor under the terms of such Lease without payment of any penalty, restoration costs, or forfeiture of a security deposit or any portion thereof; and

	3.6.5	all rent and other sums and charges payable by the Vendor and the Subsidiary, as the case may be, as tenant under each Lease are current, no notice of default or termination under any such Lease is outstanding, no termination event or condition or uncured default on the part of the Vendor or the Subsidiary, or to the Vendor’s Knowledge, the landlord, exists under any Lease, and no event has occurred and no condition exists, or to the Vendor’s knowledge is threatened, which, with the giving of notice or the lapse of time or both, would constitute such a default or termination event or condition, in each case except as would not have a Material Adverse Effect.

3.7	Sufficiency of Assets.

The Assets constitute all of the assets used by the Vendor and the Subsidiary in the operation of the Business and are sufficient to permit Purchaser to operate the Business from and after the Closing Date in substantially the same manner and to the extent as the Business is currently conducted by the Vendor and the Subsidiary, except to the extent that any such Asset is not material to the operation of the Business.

3.8	Moveable (Personal) Property.

	3.8.1	Each of the Vendor and/or the Subsidiary, as the case may be, has good and marketable title to, or a valid leasehold interest in, all leasehold improvements, furniture, fixtures, equipment, computers, vehicles and other tangible moveable (personal) property used or held for use by the Vendor and the Subsidiary, as the case may be, in and material to the operation of the Business (the “Personal Property”), free and clear of all Encumbrances, except for Permitted Encumbrances. Except as set forth in Section 3.8 of the Disclosure Schedule, all Personal Property is free from material defects, has been maintained in accordance with normal industry practice, and is in good operating condition and repair, subject to normal wear and tear.

	3.8.2	Vendor has good and marketable title to the Subsidiary Equity Securities free and clear of any Encumbrances (other than Permitted Encumbrances). Upon consummation of the transactions contemplated hereby, Purchaser will acquire good and marketable title to the Subsidiary Equity Securities, free and clear of any Encumbrances.

3.9	Brokers or Finders.

Except as set forth in Section 3.9 of the Disclosure Schedule, neither the Vendor, the Subsidiary nor any of their respective officers and agents has incurred any Liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.

3.10	Environmental and Health and Safety Matters.

Except as set forth on Section 3.10 of the Disclosure Schedule or as would not have a Material Adverse Effect, neither Vendor nor the Subsidiary has received any written notice regarding, and has no Knowledge of, (i) any actual or alleged material violation of applicable Legal Requirements relating to environmental, or health and safety matters (“Environmental and Health and Safety Laws”), or (ii) any material liabilities or potential material liabilities arising under Environmental and Health and Safety Laws or their respective Environmental and Health and Safety Permits, in each case which has not been addressed to the satisfaction of the applicable Governmental Authorities. The Vendor and the Subsidiary have not, and to the Vendor’s Knowledge, the landlord of any Leased Real Property has not, used the Leased Real Property, except in compliance in all material respects with all Environmental and Health and Safety Laws, to treat, store, dispose of, generate, manufacture, process or handle any Hazardous Substance.

3.11	Employee Benefit Plans.

Except as disclosed in Section 3.11 of the Disclosure Schedule:

	3.11.1	the Vendor and the Subsidiary do not maintain, contribute to, or have any obligation to maintain or contribute to, or have any Liability with respect to, any plan, program, arrangement or agreement that is a pension, profit-sharing, savings, retirement, employment, consulting, severance pay, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control or ownership, retention, salary continuation, vacation, sick leave, disability, salary continuation, death benefit, group insurance, hospitalization, medical, dental, life or fringe benefit plan, whether written or oral, under which any employee or former employee, director or former director, agent or independent contractor of the Vendor or the Subsidiary has any present or future right to benefits (collectively, “Vendor Benefit Plans”);

	3.11.2	each Vendor Benefit Plan has been maintained in material compliance with its terms and Legal Requirements;

	3.11.3	as of the Most Recent Balance Sheet Date, all contributions (including all employer contributions and employee salary reduction contributions) or premium payments required to have been made under the terms of any Vendor Benefit Plan, or in accordance with applicable Legal Requirements, have been timely made or reflected on the Financial Statements and all contributions or premium payments for any period ending on or prior to the Closing which are not yet due will, on or prior to the Closing, have been paid or accrued as a current liability as of October 31, 2005 in accordance with GAAP;

	3.11.4	neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will entitle any employee to any job security or similar benefit or to any enhanced employment benefits;

	3.11.5	the Vendor has made available to Purchaser with respect to each Vendor Benefit Plan, a copy (or, to the extent no such copy exists, a written description) thereof and, to the extent applicable: (i) the most recent documents constituting the Vendor Benefit Plan and all amendments thereto, (ii) any related trust agreement or other funding instrument; (iii) the most recent summary plan description, summary of material modifications and any other written communication by the Vendor and/or the Subsidiary to their employees concerning the extent of the benefits provided under a Vendor Benefit Plan; and (iv) the most recent annual report filed on Form 5500 with respect to each Vendor Benefit Plan;

	3.11.6	there is no pending, or to the Vendor’s Knowledge, threatened, Proceeding, other than routine claims for benefits, concerning any Vendor Benefit Plan;

	3.11.7	neither the Vendor nor any ERISA Affiliate has maintained a Vendor Employee Benefit Plan subject to Section 412 of the Code or Title IV of ERISA at any time during the six (6) years prior to the date hereof;

	3.11.8	neither the Vendor nor any ERISA Affiliate has been obligated to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) at any time during the six (6) years prior to the date hereof;

	3.11.9	the consummation of the transactions contemplated by this Agreement will not materially increase any benefits or result in the acceleration or creation of any rights of any Person to benefits under any Vendor Benefit Plan. No payment or benefit to be provided to any employee of the Vendor or the Subsidiary in connection with the transaction contemplated by the Agreement is reasonably expected to constitute an “excess parachute payment” within the meaning of Section 280G of the Code;

	3.11.10	no Vendor Benefit Plan contains any provision that (A) requires severance or termination payments; or (B) triggers any obligation to provide a tax gross-up. No stockholder, employee, officer, or director of the Vendor or any Subsidiary has been promised or paid any bonus or incentive compensation related to the transactions contemplated pursuant to this Agreement. No current or former employee or director (or beneficiary of any of the foregoing) of the Vendor or Subsidiary is now, or after completing additional service or applying at a future date will be, entitled to, receive any post-employment benefits from the Vendor or Subsidiary, including death or medical benefits (whether or not insured) beyond retirement or other termination of employment, other than as applicable Legal Requirements require, and there have been no written or oral commitments inconsistent with the foregoing;

	3.11.11	all group health plans of the Vendor and Subsidiary and their ERISA Affiliates materially comply with the requirements of Part 6 of Title I of ERISA (“COBRA”), Code Section 5000, the Health Insurance Portability and Accountability Act, and any other comparable domestic or foreign Legal Requirements; neither Vendor nor its Subsidiary has any Liability under or with respect to COBRA for its own actions or omissions or those of any predecessor or ERISA Affiliate; and

	3.11.12	no Vendor Benefit Plan is a pension plan or a registered pension plan subject to Canadian pension legislation or the ITA.

3.12	Compliance with Legal Requirements; Permits.

Except as set forth in Section 3.12 of the Disclosure Schedule, since inception neither the Vendor nor the Subsidiary has been in violation of any Legal Requirement applicable to the operation of the Business, except for violations that would not have a Material Adverse Effect. Neither the Vendor nor the Subsidiary has received any written notification from any Governmental Authority asserting that it is not in compliance with any Legal Requirement. Except as set forth in Section 3.12 or Section 3.13 of the Disclosure Schedule, (a) the Vendor and the Subsidiary hold all permits, licenses, certificates, accreditation and other authorizations of all Government Authorities required for the operation of the Business as presently operated, except where the failure to hold such permits would not have a Material Adverse Effect; (b) neither the Vendor nor the Subsidiary has received any notices alleging the failure to hold any permit, license, certificate, accreditation or other authorization of any Government Authority; and (c) each of the Vendor and the Subsidiary is in compliance with all material terms and conditions of all permits, licenses, accreditations and authorizations which it holds.

3.13	Legal Proceedings.

Section 3.13 of the Disclosure Schedule lists all Proceedings to which any of the Vendor or the Subsidiary is a party and all Proceedings which, to the Vendor’s Knowledge, have been threatened against the Vendor or the Subsidiary. To the Vendor’s Knowledge, there is no outstanding Order of any Governmental Authority affecting the Assets or the Business. There is no pending Proceeding that has been commenced or that, to the Vendor’s Knowledge, has been threatened, against or otherwise naming or involving the Vendor, the Subsidiary or any of the Assets, at law or in equity, that challenges, or may have the effect of preventing, delaying, or making illegal any of the transactions contemplated hereby.

3.14	Insurance.

Section 3.14 of the Disclosure Schedule sets forth a list, as of the Effective Date, of all insurance policies with respect to which the Vendor and/or the Subsidiary is a named insured and, except as otherwise specified therein, all such coverage is in full force and effect on the date hereof, shall be maintained in full force and effect through the Closing and all premiums due have been paid. Except as set forth in Section 3.14 of the Disclosure Schedule, there are no pending claims in excess of $25,000 against such insurance policies as to which insurers have denied liability and there exist no claims in excess of $25,000 that have not been timely submitted by the Vendor to the related insurers.

3.15	Absence of Certain Changes and Events.

Except as disclosed in the Most Recent Balance Sheet or in Section 3.15 of the Disclosure Schedule, since December 31, 2004 each of the Vendor and the Subsidiary has conducted the Business in all material respects in the Ordinary Course of Business. Without limiting the foregoing, except as disclosed in Section 3.15 of the Disclosure Schedule, since December 31, 2004:

	3.15.1	neither the Vendor nor the Subsidiary has made any acquisition (by merger, consolidation, or acquisition of stock or assets) of any corporation, partnership or other business organization or division thereof;

	3.15.2	neither the Vendor nor the Subsidiary has sold, assigned, transferred, licensed or sublicensed any of its assets except in the Ordinary Course of Business and except for any such assets having an aggregate value of less than $25,000;

	3.15.3	neither the Vendor nor the Subsidiary has made any material change in any method of accounting, other than any such changes required by GAAP, or made or changed any material elections with respect to Taxes;

	3.15.4	neither the Vendor nor the Subsidiary has canceled or compromised any material Indebtedness or claim, or waived or released any material right of value or collected or compromised any Accounts Receivable other than in the Ordinary Course of Business;

	3.15.5	there has been (i) no damage, destruction or loss to any of the Assets that by itself or together with other damages, destructions or losses to any Assets, and (ii) no change, occurrence or omission to any assets that by itself or together with other changes, occurrences and omissions, has had or is reasonably likely to have a Material Adverse Effect;

	3.15.6	neither the Vendor nor the Subsidiary purchased or acquired, or entered into any Contract to purchase or acquire, any properties, rights or assets with an aggregate fair market value in excess of $25,000, in each case outside the Ordinary Course of Business;

	3.15.7	there has been no material breach, and except in the Ordinary Course of Business no amendment or termination, of any Contract (other than termination of any such Contract upon expiration of its stated term), or other right to which the Vendor or the Subsidiary is a party;

	3.15.8	there has been no commencement or notice of, or threat of commencement of, any lawsuit or proceeding against, or investigation of, the Vendor or the Subsidiary;

	3.15.9	except in the Ordinary Course of Business, as required by law or according to the existing terms of an employment agreement and/or a Vendor Benefit Plan, neither the Vendor nor the Subsidiary has made any change or changes with respect to a Vendor Benefit Plan or in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, whether as bonus, extra compensation, pension or severance or vacation pay or otherwise, to any director, officer, employee, salesman, distributor or agent; and

	3.15.10	neither the Vendor nor the Subsidiary has entered into any agreement or made any commitment to take any of the types of actions described in any of Subsections 3.15.1 through 3.15.9 above.

3.16	Material Contracts.

Section 3.16 of the Disclosure Schedule contains a list of each of the following written, and a description of each of the following oral, Contracts in effect as of the Effective Date to which the Vendor and/or the Subsidiary is a party (the “Material Contracts”):

	3.16.1	all Contracts (other than the Leases) listed on Section 3.16.1 of the Disclosure Schedule that the Vendor reasonably anticipates will, in accordance with their terms, involve aggregate payments (a) to the Vendor and/or the Subsidiary of more than $25,000 during the term of such Contract, or (b) by the Vendor and/or the Subsidiary of more than $50,000 during the term of such Contract;

	3.16.2	all Contracts for the lease of movable (personal) property by the Vendor and/or the Subsidiary, anticipated to involve annual payments in excess of $15,000 by the Vendor and/or the Subsidiary;

	3.16.3	all employment or consulting agreements for persons and individuals involved in the Business, and excluding support staff;

	3.16.4	all Contracts that limit or purport to limit the ability of the Vendor or the Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time, including any Contract under which the Vendor or the Subsidiary is an exclusive or preferred provider or the Vendor or the Subsidiary grants exclusivity or preferential rights to a third party;

	3.16.5	all Licenses-In and Licenses-Out;

	3.16.6	all Contracts under which the Vendor and/or the Subsidiary has directly or indirectly guaranteed indebtedness, Liabilities or obligations of any Person;

	3.16.7	all Contracts under which the Vendor and/or the Subsidiary has directly or indirectly made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person in excess of $25,000;

	3.16.8	all Contracts relating to the sale or purchase by the Vendor and/or the Subsidiary of any properties, assets or business operations of any Person for a price in excess of $25,000, other than the purchase and sale of inventory in the Ordinary Course of the Business; and

	3.16.9	all Contracts between, on the one hand, the Vendor and/or the Subsidiary, and, on the other hand, (i) any current officer, director, shareholder or employee of the Vendor, (ii) to the Vendor’s Knowledge, any Affiliate of any Person identified in the preceding Subsection 3.16.9(i); and (iii) any Affiliate of the Vendor;

	3.16.10	all joint ventures, partnerships or similar Contracts to which the Vendor and/or the Subsidiary is a party or by which any of the Assets are bound;

	3.16.11	all Contracts not otherwise listed in this Section 3.16, under which the consequences of a default or termination could have a Material Adverse Effect.

3.17	Binding Nature of Material Contracts.

Each Material Contract is valid and binding on the Vendor and/or the Subsidiary (as the case may be) and, to the Vendor’s Knowledge, on the other parties thereto, and is in full force and effect. Neither the Vendor nor the Subsidiary is in material breach of, or material default under, any Material Contract and, to the Vendor’s Knowledge, no other party to any Material Contract is in material breach thereof or material default thereunder.

3.18	Employees and Labor Relations.

	3.18.1	Schedule 3.18 contains a true, complete and correct list as of the Effective Date of (i) all employees of the Vendor and/or the Subsidiary identified by their respective title and date of hire, and (ii) the rate of current base compensation payable by Vendor and/or the Subsidiary to each such employee and the potential bonus for 2005 for each such employee. There are no collective bargaining agreements and there is no pending, or to the Vendor’s Knowledge, threatened strike, slowdown, picketing, work stoppage, or to the Vendor’s Knowledge any pending application for certification of a collective bargaining agent involving the Vendor or the Subsidiary.

	3.18.2	The Vendor and the Subsidiary have complied in all material respects with all applicable domestic and foreign Legal Requirements respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such Legal Requirements respecting employment discrimination, employee classification, workers’ compensation, family and medical leave, the Immigration Reform and Control Act, and occupational safety and health requirements, and have complied in all material respects with all employment agreements, and no claims, controversies, investigations or suits are pending or, to the Knowledge of the Vendor, threatened, with respect to such Legal Requirements or agreements, either by private individuals or by Governmental Authorities.

	3.18.3	Neither the Vendor nor the Subsidiary is obligated by, or subject to, any order of the Labor Relations Commission or other labor board or administration, or any unfair labor practice decision. Neither the Vendor nor the Subsidiary is a party or subject to any pending or threatened labor or civil rights dispute, controversy or grievance or any unfair labor practice proceeding with respect to claims of, or obligations of, any employee or group of employees. No labor union represents or has ever represented the Vendor or the Subsidiary.

	3.18.4	Neither the Vendor nor the Subsidiary have been required to make any compensation adjustments pursuant to the Pay Equity Act (Québec) nor have they any commitments to make such compensation adjustments with respect to any of their employees.

	3.18.5	The Vendor and the Subsidiary have fully and accurately reported the compensation of all Persons who have performed services for the Vendor and the Subsidiary and have been classified as independent contractors, on all applicable tax forms when required to do so. Except as set forth on Schedule 3.18.5, the Vendor and the Subsidiary have classified all individuals who perform services for them correctly under the Vendor Benefit Plans and all applicable laws as common law employees and independent contractors or freelancers.

	3.18.6	There has been no charge of discrimination against or relating to the Vendor or the Subsidiary filed with the Commission des droits de la personne et des droits de la jeunesse or similar Governmental Authority during the last five (5) years and no employee has made or, to the Vendor’s Knowledge, intends to make allegations of discrimination.

	3.18.7	No Governmental Authorities or present or former employee of the Vendor or the Subsidiary has any claim against the Vendor or Subsidiary (whether under applicable law, pursuant to any employment agreement, or otherwise) on account of, or for: (i) overtime pay, other than for the current payroll period; (ii) wages or salary (excluding bonuses and amounts accruing under any pension or profit-sharing plan for a period other than the current payroll period); (iii) vacation, time off or pay in lieu of vacation or time off, other than vacation or time off (or pay in lieu thereof) earned in respect of the current or past fiscal year and accrued on the Most Recent Balance Sheet; (iv) payment under any applicable workers’ compensation law; (v) termination without a just cause or serious reason; (vi) payment of a statutory termination pay; or (vii) pay in lieu of a reasonable notice of termination.

3.19	Intellectual Property.

	3.19.1	Section 3.19.1 of the Disclosure Schedule sets forth a complete and accurate list of each and all domestic and foreign Trademarks, registered Copyrights, Patents, Software (other than off-the shelf, shrink wrapped Software except where such Software is used for the development or operation of Vendor’s or the Subsidiary’s web site), Domain Names, Internet Sites (other than the Site Content) and Licenses-In (including: (i) for each Patent, the number, normal expiration date and subject matter for each country in which such patent has issued, or, if applicable, the application number, date of filing and subject matter for each country; (ii) for each registered Trademark, the application serial number or registration number, the class of goods covered and the expiration date for each country in which a trademark has been registered; and (iii) for each registered Copyright, the number and date of filing for each country in which a copyright has been filed) which are licensed or sublicensed by, created by or for, applied for, used by or on behalf of, owned by, controlled by, or registered in the name of, the Vendor and/or the Subsidiary, or in which the Vendor and/or the Subsidiary has any rights or interests, (excluding software and databases licensed to the Vendor and/or the Subsidiary under standard, non-exclusive software licenses granted to end-user customers by third parties in such third parties’ Ordinary Course Business) and all Licenses-Out pursuant to which third parties have the right to Vendor Intellectual Property (collectively, the “Listed Intellectual Property”).

3.19.2	To the Vendor’s Knowledge, each item of Listed Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Listed Intellectual Property (where registered) have been paid and all appropriate applications, documents, recordations, and certificates in connection with such registered Listed Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in Canada, the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining or prosecuting such registered Listed Intellectual Property. To the Vendor’s Knowledge, none of the (i) registered Listed Intellectual Property has been canceled, adjudicated invalid, lapsed, or (ii) Listed Intellectual Property is subject to any outstanding judgment, order, decree, ruling, injunction, writ, or consent restricting its use or adversely affecting the Vendor’s rights thereto. To the Vendor’s Knowledge, there are no pending or threatened interferences, re-examinations, oppositions, cancellation proceedings, or the foreign equivalent thereof, involving any Patents or Trademarks included in the Listed Intellectual Property.

3.19.3	The Vendor and/or the Subsidiary owns and has good, marketable, and valid title to, or possesses legally enforceable and transferable rights to use under valid and subsisting written license agreements, free and clear of all Encumbrances other than Permitted Encumbrances (i) each item of Listed Intellectual Property, and (ii) all other Intellectual Property Rights currently owned or used by the Vendor and/or the Subsidiary in connection with the Business (collectively with the Listed Intellectual Property, the “Vendor Intellectual Property”). The Vendor Intellectual Property is sufficient to conduct the Business as currently conducted by the Vendor and the Subsidiary. With respect to each item of Listed Intellectual Property not owned by the Vendor and/or the Subsidiary: (i) the license, sublicense or other agreement covering such item is legal, valid, binding, enforceable, and in full force and effect with respect to the Vendor and/or the Subsidiary; (ii) neither the Vendor nor the Subsidiary is in material breach or default thereunder, and, to the Vendor’s Knowledge, no event has occurred which with notice or lapse of time would constitute a material breach or default thereunder or permit termination, modification or acceleration thereunder by any other party thereto; (iii) such item is not subject to any Encumbrance that materially interferes with the rights granted to the Vendor with respect to such item; and (iv) there are no royalty, commission or other executory payment agreements, arrangements or understanding relating to such item.

3.19.4	No Listed Intellectual Property or product or service of the Vendor and/or the Subsidiary is subject to any litigation, proceeding, or order restricting in any manner the use, transfer, or licensing thereof by the Vendor and/or the Subsidiary, or which may affect the validity, use, or enforceability of such Vendor Intellectual Property.

3.19.5	Neither the Vendor nor the Subsidiary has transferred ownership of or granted any license, option, or other rights with respect to, any Intellectual Property Right that is or was Vendor Intellectual

Property, to any third party, or knowingly permitted the rights of the Vendor and/or the Subsidiary in such Intellectual Property Rights to lapse or enter the public domain. No claim is pending or, to the Vendor’s Knowledge, threatened, and no notice or invitation to license has been received, which questions the Vendor’s and/or the Subsidiary’s title to, claims any ownership of, or any rights to, any Vendor Intellectual Property.

3.19.6	To the Vendor’s Knowledge, the operations of the Vendor and the Subsidiary in conducting the Business (including the performance of any Contract as conducted in the past and as now conducted) have not and do not (i) infringe on any Intellectual Property Rights of any third party, (ii) constitute a misuse or misappropriation of any Intellectual Property Rights of any third party, (iii) entitle any third party to any interest therein, or right to compensation from the Vendor, the Subsidiary or any of its successors or assigns, by reason thereof, or (iv) violate any applicable Legal Requirement. Neither the Vendor nor the Subsidiary has received any written complaint, assertion, threat, allegation, invitation to license, or, to the Vendor’s Knowledge, otherwise has received any notice of any claim, litigation, or proceeding that at all indicates that the present or past operations of the Vendor, the Subsidiary, or their Business infringe upon or conflict with the rights of any third party Intellectual Property Rights. To the Vendor’s Knowledge, there are no facts or circumstances that exist which could reasonably be expected to give rise to any such claim, litigation, or proceeding. Neither the Vendor nor the Subsidiary agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other violation with respect to any Vendor Intellectual Property.

3.19.7	To the Vendor’s Knowledge, no third party has infringed or misappropriated or is infringing or misappropriating any Vendor Intellectual Property. No claim, litigation, or proceeding brought by the Vendor with respect to any Vendor Intellectual Property is pending against any third party.

3.19.8	The Vendor has taken commercially reasonable steps to protect, maintain, and safeguard the Vendor’s and the Subsidiary’s rights in the Vendor Intellectual Property, and has executed and required appropriate nondisclosure agreements. In this regard, except as set forth in Section 3.19.8 of the Disclosure Schedule, all directors, officers, employees, and consultants having access to confidential information have executed appropriate nondisclosure agreements, copies of which have been provided to the Purchaser. To the Vendor’s Knowledge, there has been no unauthorized disclosure or use of Proprietary Rights of the Vendor and the Subsidiary. Except as set forth in Section 3.19.8 of the Disclosure Schedule, all employees of, and contractors to, the Vendor and the Subsidiary who have contributed to any portion of any Vendor Intellectual Property, were and are under an obligation to assign such contribution or rights to the Vendor or the Subsidiary, and all such assignments have been properly made.

3.19.9	To the Vendor’s Knowledge, no Contract between or among the Vendor or the Subsidiary and any third party exists which would impede or prevent the continued use by the Vendor of the entire right, title, and interest in and to the Vendor Intellectual Property. Neither the Vendor nor the Subsidiary has any obligation to compensate any third party for any Vendor Intellectual Property.

3.19.10	Except as set forth in Section 3.19.10 of the Disclosure Schedule, neither the Vendor nor the Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, software developed or distributed by the Vendor; or (ii) distributed Open Source Materials in conjunction with any other software developed or distributed by the Vendor or the Subsidiary. None of the licenses under which such Open Source Materials were received by the Vendor (i) grants or purports to grant, to any third party any rights to or immunities under any Vendor Intellectual Property or (ii) requires that any software owned by the Vendor or the Subsidiary be (a) disclosed or distributed in source code form, (b) licensed for the purpose of making derivative works, or (c) redistributed at no charge.

For the purposes of this Agreement, “Open Source Materials” shall mean all software or other material that is distributed as “free software” or “open source software” pursuant to no license or under a licensing or distribution model, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL). Open Source Materials also includes all software or other material that is made generally available to the public in source code format as “open source software,” which for purposes of this Agreement means under a license that allows use and redistribution in source code form but that does not require re-distribution in source code form, including, but not limited to, the BSD license, the Apache License, and the Artistic License. However, “Open Source Materials” excludes software or other materials that are written in non-compiled languages, such as HTML or PERL.

	3.19.11	Section 3.19.11 of the Disclosure Schedule sets forth a complete and accurate list of each and all Internet Sites which are registered in the name of, and, as of the Closing Date, operated by, the Vendor and/or the Subsidiary (the “Sites”).

	3.19.12	With respect to privacy and security commitments for personally identifiable information (including terms and conditions and privacy policies applicable to such personally identifiable information) (the “Commitments”), (i) the Vendor and the Subsidiary are in material compliance with its Commitments; (ii) neither the Vendor nor the Subsidiary has received inquiries from the Federal Trade Commission, the Privacy Commissioner of Canada, provincial privacy commissions, or any other federal, state or provincial governmental agencies regarding the Commitments; (iii) neither the Vendor nor the Subsidiary has received any written (including electronic mail) complaints from any website user regarding Commitments, or compliance with the Commitments; and (iv) the Commitments have not been rejected by any applicable certification organization which has reviewed such Commitment or to which any such Commitment has been submitted.

3.20	Site Content.

	3.20.1	The Vendor and/or the Subsidiary owns, or possesses legally enforceable and transferable rights to use under valid and subsisting written license agreements set forth in Section 3.20.1 of the Disclosure Schedule, free and clear of all Encumbrances, all of the Site Content. The unsigned freelance agreements set forth on Section 3.20.1 of the Disclosure Schedule are not material to the Business.

	3.20.2	To the Vendor’s Knowledge, no author or editor of any of the Site Content has been paid any amount by any pharmaceutical manufacturer or any other Person (other than the Vendor and the Subsidiary) in connection with or related to the subject matter of that portion of the Site Content authored or edited, as applicable, by such author or editor.

	3.20.3	Neither the Vendor nor the Subsidiary has received any written (including electronic mail) notice or claim of inaccuracy regarding any of the Site Content or any notice that it does not possess the right to display the Site Content.

3.21	Page Views and Unique Visitors

	3.21.1	For each month from January 1, 2005 through September 30, 2005, Section 3.21.1 of the Disclosure Schedule contains a true, correct and complete list of the number of

3.21.1.1 Unique Visitors to each of the Designated Sites;

3.21.1.2 Page Views of each of the Designated Sites;

3.21.1.3 Sessions on each of the Designated Sites;

		3.21.1.4	Unique Visitors who are US physicians, including, for each Designated Site (i) Page Views, and (ii) sessions, attributable to them; and

		3.21.1.5	CME credit hours granted.

	3.21.2	Section 3.21.2 of the Disclosure Schedule sets forth, as of September 30, 2005, for each Designated Site, the number of

		3.21.2.1	registrants;

		3.21.2.2	registrants who are US physicians, broken down by their area of specialty.

	3.21.3	Except as set forth in the footnotes to the Financial Statements and/or as set forth in Section 3.21.3 of the Disclosure Schedule, neither the Vendor nor the Subsidiary is paying any Person any amount that represents an incentive for directing visitors to the Designated Sites or any page thereunder. The Unique Visitors to the Designated Sites for the nine months from January 1, 2005 through September 30, 2005 were derived from the sources set forth on Section 3.21.3 of the Disclosure Schedule.

3.22	Databases

The Vendor and the Subsidiary have always kept all personal data on the registered users of the Sites strictly confidential and have never sold (other than in connection with the transaction contemplated hereby), rented or disclosed any such personal data to any Person and have at all times complied with all applicable Legal Requirements concerning data protection and privacy.

3.23	Significant Customers and Suppliers.

	3.23.1	Section 3.23.1 of the Disclosure Schedule sets forth (i) a true and correct customer list showing each customer, and the gross revenues associated therewith, of the Vendor and/or the Subsidiary during the year ended December 31, 2004 and during 2005 through August 31, 2005 that generated gross revenues in excess of C$10,000 during either such period, and (ii) a true and correct supplier list showing each supplier, and the gross sales associated therewith, to the Vendor and the Subsidiary during the year ended December 31, 2004 and during 2005 through August 31, 2005 that generated gross sales in excess of C$10,000 during either such period.

	3.23.2	Since August 31, 2005, no material customer or supplier has (whether as a result of the transactions contemplated hereby or otherwise) (i) stopped trading with or supplying the Vendor or the Subsidiary, (ii) reduced its trading with or provision of goods or services to the Vendor or the Subsidiary, or (iii) changed materially the terms and conditions on which it is to trade with or supply the Vendor or the Subsidiary. Since August 31, 2005, neither the Vendor nor the Subsidiary has entered into any Contract with customers or suppliers, except in the Ordinary Course of Business.

3.24	Related Party Transactions.

Except as set forth on Section 3.24 of the Disclosure Schedule, no Related Party (i) has borrowed money from or loaned money to the Vendor or the Subsidiary that is currently outstanding, (ii) has any ownership interest in any of the Assets, (iii) is a party to any agreement or is engaged in any ongoing transaction with the Vendor or the Subsidiary, or (iv) owns, directly or indirectly, any interest in (excepting less than 5% stock holdings for investment purposes in securities of publicly held and traded company), or is an officer, director, employee or consultant of, any Person which is, or is engaged in business as, a competitor, lessor, lessee, supplier, distributor, sales agent, customer or client of the Business (collectively, “Related Party Transactions”).

3.25	Accounts Receivable.

The Accounts Receivable are valid receivables arising from products sold or services rendered in the Ordinary Course of Business, are not subject to any setoffs or counterclaims, and are current and collectible (within 90 days after the date on which the it first became due and payable), subject to any reserves for bad debts or otherwise reflected in the Financial Statements or in the Vendor’s accounting records.

3.26	Taxes.

Except as set forth in Section 3.26 of the Disclosure Schedule, the Vendor and the Subsidiary have timely filed or will have timely filed all Tax Returns for the periods or portions thereof ending on or prior to the Closing Date that are required to be filed on or prior to the Closing Date with any Governmental Authority (taking timely requested extensions into account), and all such Tax Returns are true, accurate and complete in all material respects. Except as set forth in Section 3.26 of the Disclosure Schedule, the Vendor and the Subsidiary have timely paid, or made adequate provision for the payment of, all Taxes shown to be due on such Tax Returns, all Tax assessments received, and all Taxes which have or may become due under applicable law with respect to all periods or portions thereof ending on or prior to the Closing Date, and, with respect to all periods through the Most Recent Balance Sheet Date, such adequate provision is reflected in the Financial Statements. There are no liens for Taxes (other than current Taxes not yet due and payable) on any of the Assets. Except as set forth in Section 3.13 of the Disclosure Schedule, neither the Vendor nor the Subsidiary has received written notice of any claim by any Governmental Authority in any jurisdiction where it does not file Tax Returns or pay Taxes that it is or may be subject to Tax by that jurisdiction. Except as set in Section 3.26 of the Disclosure Schedule, the Vendor and the Subsidiary have timely withheld or collected and timely remitted all Taxes which are required to have been withheld or collected and paid by it in connection with amounts paid or owing to or received from any employee, independent contractor, creditor or any other Person. The Vendor and the Subsidiary have made available to the Purchaser complete and accurate copies of all income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Vendor and the Subsidiary. To Vendor’s Knowledge neither it nor the Subsidiary have been subject to any assessments, reassessments, levies, penalties or interest with respect to Taxes which will result in any liabilities on their part in respect of any period ending on or prior to the Closing Date. Neither the Vendor nor the Subsidiary has expressly waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect. Neither the Vendor nor the Subsidiary has any actual or, to the Vendor’s Knowledge, potential liability for any Taxes of any person (other than the Vendor or the Subsidiary) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local or foreign law), or as a transferee or successor, by contract or otherwise. None of the Assets is a “United States real property interest” within the meaning of Section 897 of the U.S. Internal Revenue Code of 1986, as amended.

3.27	GST and QST Registration.

The Vendor is a Registrant within the meaning of the Excise Tax Act and the Quebec Sales Tax Act and its registration numbers are as follows: GST: RT899355747; QST: 1018750852.

3.28	Residence.

The Vendor is not a non-resident of Canada for the purposes of the ITA.

ARTICLE 4
Representations and Warranties of Purchaser

The Purchaser represents and warrants to the Vendor that the statements contained in this Article 4 are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

4.1	Organization and Good Standing.

Each of the Purchaser and WebMD is a corporation organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. The Purchaser has the full corporate power and authority to own, lease and operate its property and carry on its business as now being conducted and presently planned to be conducted. Purchaser is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its business or the nature of its properties makes such qualification or licensing necessary, except where the failure to so qualify or be licensed would not have a material adverse effect, all of which jurisdictions are set forth in Schedule 4.1.

4.2	Authority; Validity; Consents.

Each of the Purchaser and WebMD has the requisite corporate power and authority necessary to enter into and perform its obligations under this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents to which each is a party by the Purchaser and WebMD and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by the respective boards of directors of the Purchaser and WebMD and all other required corporate action of the Purchaser and WebMD. This Agreement and the other Transaction Documents to which each is a party constitute the legal, valid and binding obligations of the Purchaser and WebMD enforceable against them in accordance with their respective terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of equity. Neither the Purchaser nor WebMD is required to give any notice to or obtain any consent from any Person (including any Governmental Authority) in connection with the execution and delivery of this Agreement and the other Transaction Documents or the consummation or performance of any of the transactions contemplated hereby and thereby, except for notices or consents which if not given or obtained would not result in a material adverse effect.

4.3	No Conflict.

The execution and delivery of this Agreement and the other Transaction Documents to which it is a party by the Purchaser and WebMD and the consummation by the Purchaser and WebMD of the transactions provided for herein and therein will not, with or without notice or the lapse of time or both result in the breach of any of the terms and provisions of, or conflict with, or constitute a default under, or result in a termination of, or give any Person a valid right of termination, cancellation, acceleration, suspension or revocation under, or infringe, or cause any acceleration of any obligation of the Purchaser or WebMD under (a) any material agreement, contract, obligation, promise, or undertaking (whether written or oral) to which the Purchaser or WebMD is bound, (b) the Organizational Documents of the Purchaser and WebMD, as amended to the Effective Date, (c) any Order naming the Purchaser, or (d) any Legal Requirement applicable to the Purchaser or WebMD.

4.4	Legal Proceedings.

There is no pending Proceeding that has been commenced or that, to the Purchaser’s Knowledge has been threatened, against or otherwise naming to or involving Purchaser or WebMD or any of their respective assets, at law or in equity, that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated hereby.

4.5	Brokers or Finders.

Neither the Purchaser nor WebMD nor any of their respective Affiliates, nor any of their respective officers and agents, has incurred any Liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.
ARTICLE 5
Pre-Closing Covenants of the Vendor

5.1	Operation of the Business.

Except as otherwise expressly authorized by this Agreement or with the prior consent of Purchaser (such consent not to be unreasonably withheld or delayed), between the Effective Date and the Closing Date, the Vendor shall (and shall cause the Subsidiary to) operate the Business in the Ordinary Course of Business and comply in all material respects with all material Legal Requirements applicable to the Vendor and Subsidiary. The Vendor shall have sole responsibility for the Business and its operations (and that of the Subsidiary), and during the period between the Effective Date and the Closing Date the Vendor shall:

	5.1.1	use its commercially reasonable efforts to preserve intact the goodwill and staff of the Vendor and the Subsidiary, and the relationships of the Vendor and the Subsidiary with advertisers, customers, suppliers, employees, officers, consultants, freelancers, contracting parties, Governmental Authorities and others having business relations with the Vendor or the Subsidiary;

	5.1.2	maintain in full force and effect all material permits which are presently held and are required for the operation of Business as presently conducted;

	5.1.3	maintain all of the material Assets in a manner consistent with past practices, reasonable wear and tear excepted, and maintain the types and levels of insurance currently in effect in respect of the Assets; and

	5.1.4	manage the working capital of the Vendor and the Subsidiary consistent with past practices.

5.2	Negative Covenant

Except as provided on Schedule 5.2, between the Effective Date and the Closing Date, the Vendor shall not (and shall cause the Subsidiary not to), without the prior consent of Purchaser (which shall not be unreasonably withheld or delayed):

	5.2.1	declare, set aside or pay any dividend in any property other than cash in respect of any interest of the Vendor;

	5.2.2	terminate or amend any Contract or cancel, modify or waive any material Indebtedness or claims held in respect of the Vendor or the Subsidiary or waive any material rights of value, except in the Ordinary Course of the Business;

	5.2.3	do any act or fail to do any act which will cause a breach or default under, or waive any rights under, any of the Material Contracts;

	5.2.4	mortgage, pledge or subject to any Encumbrance (other than a Permitted Encumbrance) any portion of the Assets, other than pursuant to the Material Contracts;

5.2.5	sell, lease, license, transfer or otherwise dispose of any of the Assets except in the Ordinary Course of Business;

5.2.6	adopt or amend any Vendor Benefit Plan (or any plan that would be a Vendor Benefit Plan if adopted), except for the renewal of Vendor Benefit Plans in the Ordinary Course of Business, or enter into or adopt any collective bargaining agreement or other contract with any labor organization, union or association, except in each case as required by applicable Legal Requirements;

5.2.7	grant to any executive officer, director, or employee of the Vendor or the Subsidiary any increase in compensation or benefits, except for employees (other than officers) in the Ordinary Course of Business or as may be required under Vendor Benefit Plans;

5.2.8	create, incur or assume any Indebtedness or guarantee any Indebtedness, other than pursuant to the Material Contracts, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, or make any loans, advances or capital contributions to, or investments in, any other Person;

5.2.9	pay, loan or advance any amount to, or sell, transfer or lease any of the Assets to, or enter into any agreement or arrangement with any Related Party;

5.2.10	make any change in any method of accounting or accounting practice or policy other than those required by GAAP, or make or change any material elections with respect to Taxes;

5.2.11	acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any Person or otherwise acquire any assets that are valued, individually or in the aggregate, in excess of $25,000;

5.2.12	make or incur any capital expenditure that, individually or in the aggregate, is in excess of $25,000, or assume any obligation outside the Ordinary Course of Business;

5.2.13	remove any director, officer or auditor of the Vendor or the Subsidiary from office;

5.2.14	institute or settle any Proceedings;

5.2.15	take any action prohibited or fail to take any action required by this Agreement with the knowledge that such action or failure to take action would result in (i) any of the representations and warranties of the Vendor set forth in this Agreement becoming untrue, as of the Closing Date, with respect to the period from the Effective Date to the Closing Date, or (ii) any of the conditions to the Closing set forth in Article 7 not being satisfied;

5.2.16	modify or change its relation with its suppliers and customer, or change its pricing, credit or payment policies other than in the Ordinary Course of Business; or

5.2.17	issue or sell any Equity Interest of the Vendor or the Subsidiary (except pursuant to the conversion or exercise of options, warrants or other convertible securities of Vendor outstanding on the date hereof);

5.2.18	amend the charter, by-laws or other organizational documents of the Subsidiary;

5.2.19	authorize any of the foregoing, or commit or agree to take actions, whether in writing or otherwise, to do any of the foregoing.

5.3	Required Approvals.

As promptly as practicable after the Effective Date, the Vendor shall, and shall cause the Subsidiary to, make all filings required by any Legal Requirement to be made by it in order to consummate the transactions contemplated hereby, including the submission to the Vendor’s shareholders of the transactions contemplated hereby for the Requisite Shareholder Approval. Between the Effective Date and the Closing Date, the Vendor shall, and shall cause the Subsidiary to, reasonably cooperate with the Purchaser: (a) with respect to all filings that Purchaser is required by any Legal Requirement to make in connection with the transactions contemplated hereby, and (b) in obtaining all consents identified in Schedule 4.2. The costs of the filing fees in connection with any filing required under the Competition Act (Canada) shall be paid by the Purchaser. The Vendor shall promptly deliver to the Purchaser copies of all filings, correspondence and Orders to and from any Governmental Authority in connection with the transactions contemplated hereby.

5.4	Shareholder Approval.

	5.4.1	The Vendor shall use its reasonable best efforts to obtain, as promptly as practicable, the Requisite Shareholder Approval at a special meeting of shareholders, all in accordance with the Canada Business Corporations Act and other applicable Legal Requirements. In connection with such special meeting of shareholders, the Vendor shall provide the Disclosure Statement to its shareholders as promptly as practicable (and shall use its reasonable efforts to do so within ten days) following the Effective Date. The Purchaser agrees to cooperate with the Vendor in the preparation of the Disclosure Statement. The Vendor agrees not to distribute the Disclosure Statement until the Purchaser has had a reasonable opportunity to review and comment on the Disclosure Statement and the Disclosure Statement has been approved by the Purchaser (which approval may not be unreasonably withheld, conditioned or delayed).

	5.4.2	The Vendor, acting through its Board of Directors, shall include in the Disclosure Statement the unanimous recommendation of its Board of Directors that the shareholders of the Vendor vote in favor of the adoption of this Agreement and the approval of the transactions contemplated by this Agreement.

	5.4.3	The Vendor shall ensure that the Disclosure Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that the Vendor shall not be responsible for the accuracy or completeness of any information concerning the Purchaser furnished by the Purchaser in writing for inclusion in the Disclosure Statement).

	5.4.4	The Purchaser shall ensure that any information furnished by the Purchaser to the Vendor in writing for inclusion in the Disclosure Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

5.5	Access to Information.

	5.5.1	Subject to Section 6.2, the Vendor shall (and shall cause the Subsidiary to) permit representatives of the Purchaser to have full access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Vendor and the Subsidiary) to all premises, properties, financial, tax and accounting records (including the work papers of the Vendor’s independent accountants), contracts, other records and documents, and personnel, of or pertaining to the Vendor and the Subsidiary for the purpose of performing such inspections and tests as the Purchaser deems necessary or appropriate.

	5.5.2	Within 15 days after the end of each month ending prior to the Closing, beginning with the end of the first calendar month following the date hereof, the Vendor shall furnish to the Purchaser an unaudited income statement for such month and a balance sheet as of the end of such month, prepared on a basis consistent with the Financial Statements. Such financial statements shall present fairly the financial condition and results of operations of the Vendor and the Subsidiary on a consolidated basis as of the dates thereof and for the periods covered thereby, and shall be consistent with the books and records of the Vendor and the Subsidiary.

5.6	Exclusivity.

	5.6.1	The Vendor shall not, and shall cause its Representatives (as defined below) not to, enter into an agreement with respect to any Alternative Transaction (as defined below) or consummate an Alternative Transaction; solicit, initiate, encourage or accept any inquiries, proposals or offers from any Person with respect to an Alternative Transaction; participate in any discussions, conversations, negotiations or other communications with any Person with respect to an Alternative Transaction; furnish any information to any Person in connection with an Alternative Transaction; or otherwise assist, facilitate or encourage the making of, or cooperate in any way regarding, any proposal or offer by any Person with respect to an Alternative Transaction.

	5.6.2	For purposes of this Section 5.6: (a) “Alternative Transaction” means any of the following transactions between or among the Vendor or the Subsidiary and any Person other than the Purchaser, WebMD or their respective Affiliates: (i) the acquisition or purchase of any capital stock of the Vendor or the Subsidiary, (ii) the sale, transfer, license or other disposition of any material assets or rights of the Vendor or the Subsidiary, which is outside the Ordinary Course of Business, (iii) a business combination involving the Vendor or the Subsidiary, (iv) any other extraordinary business transaction involving or otherwise relating to the Vendor or the Subsidiary, or (v) any other transaction that would reasonably be expected to interfere with the Transaction; and (b) “Representative” means the Vendor’s or Subsidiary’s Affiliates and their respective directors, officers, employees, agents, and advisors (including financial advisors, counsel and accountants).

	5.6.3	The Vendor shall immediately notify any party with which discussions or negotiations of an Alternative Transaction were pending that the Vendor is terminating such discussions or negotiations. If the Vendor receives any inquiry, proposal or offer with respect to an Alternative Transaction, the Vendor shall, within one Business Day after such receipt, notify the Purchaser of the existence of such inquiry, proposal or offer and provide a general description of the terms thereof.

5.7	Best Efforts.

Subject to the terms and conditions of this Agreement:

	5.7.1	Between the Effective Date and the Closing Date, the Vendor shall: (a) use its reasonable best efforts to cause the conditions in Article 7 to be satisfied, and (b) not take any action that will have the effect of unreasonably delaying, impairing or impeding the receipt of any authorizations, consents, orders or approvals to be sought pursuant to this Agreement.

	5.7.2	From and after the Closing, the Vendor shall use its reasonable best efforts to deliver or cause to be delivered such additional documents and other papers and to take or cause to be taken such further actions as may be necessary, proper or advisable to make effective the transactions contemplated hereby and to carry out the provisions hereof.
	5.7.3	Other than with respect to matters falling within the ambit of the Data Transfer Protocol (set forth as Exhibit 2.1 hereof) which matters shall be dealt with thereunder, if (i) any of the Contracts to which the Vendor or the Subsidiary is a party or other assets or rights constituting Assets may not be assigned and transferred by the Vendor to the Purchaser (as a result of either the provisions thereof or any Legal Requirement) without the consent or approval of a third party, (ii) the

Vendor, after using its reasonable best efforts, is unable to obtain such consent or approval prior to the Closing and (iii) the Closing occurs nevertheless, then (A) such Contracts and/or other assets or rights shall not be assigned and transferred by the Vendor to the Purchaser at the Closing and the Purchaser shall not assume the Vendor’s or the Subsidiary’s Liabilities with respect thereto at the Closing, (B) the Vendor shall continue to use its reasonable best efforts to obtain the necessary consent or approval as soon as practicable after the Closing, (C) upon the obtaining of such consent or approval, the Purchaser and the Vendor or the Subsidiary, as the case may be, shall execute such further instruments of conveyance (in substantially the form executed at the Closing) as may be necessary to assign and transfer such Contracts and/or other assets or rights (and the associated Liabilities of the Vendor) to the Purchaser, and (D) from and after the Closing until the assignment of each such Contract pursuant to clause (C) above, the Purchaser shall perform and fulfill, on a subcontractor basis, the obligations of the Vendor or the Subsidiary, as the case may be, to be performed under such Contract, and the Vendor or the Subsidiary shall promptly remit to the Purchaser all payments received by it under such Contract for services performed during such period.

5.8	Confidentiality.

From and after the Closing: (a) the Vendor shall hold in confidence all confidential information (including trade secrets, customer lists, marketing plans and pricing information) of the Vendor and the Subsidiary in connection with the Business, (b) in the event that the Vendor shall be legally compelled to disclose any such information, it shall provide Purchaser with prompt written notice of such requirement so that Purchaser may seek a protective order or other remedy, and (c) in the event that such protective order or other remedy is not obtained, the Vendor shall furnish only such information as is legally required to be provided.

5.9	Notice of Developments.

The Vendor shall promptly notify the Purchaser in writing of any change or development which would cause any of the representations and warranties in Article 3 not to be true and correct.

5.10	Purchaser GST and QST Registration.

The Purchaser shall apply to become a Registrant within the meaning of the Excise Tax Act and the Quebec Sales Tax Act, effective as of the Effective Date.

5.11	Termination of Plans.

At the request of the Purchaser, the board of directors of the Vendor or the Subsidiary will, at or prior to Closing, adopt a resolution to authorize the termination of the Retirement Plan for U.S. Employees with the Principal Financial Group and shall send notices of termination with respect thereto and with respect to any other Vendor Benefit Plans as may be requested by Purchaser.

5.12	Offer letters for US Employees

The Vendor shall use reasonable best efforts to obtain from each U.S. employee of the Vendor or the Subsidiary who is not party to an Employment Agreement an offer letter consistent with the form of offer letter executed by similarly situated employees of Purchaser or its Affiliates in the United States, which such offer letter shall supercede any offer letter in effect between the Vendor or the Subsidiary.

ARTICLE 6
Pre-Closing Covenants of Purchaser

6.1	Required Approvals.

As promptly as practicable after the Effective Date, the Purchaser and WebMD shall, and shall cause each of their respective Affiliates to, make all filings required by any Legal Requirement to be made by it or them to consummate the transactions contemplated hereby. Between the Effective Date and the Closing Date, the Purchaser and WebMD shall, and shall cause each Affiliate to, reasonably cooperate with the Vendor with respect to all filings that they are required by any Legal Requirement to make in connection with the transactions contemplated hereby, in obtaining all consents identified in Section 3.2 of the Disclosure Schedule. The Purchaser and WebMD shall promptly deliver to the Vendor copies of all filings, correspondence and Orders to and from any Governmental Authority in connection with the transactions contemplated hereby.

6.2	Confidentiality Obligations.

The Parties acknowledge that the Vendor is the “Seller” referred to but not identified in the Confidentiality Agreement and agree that, as among the Parties hereto, the Confidentiality Agreement shall be construed as if the Vendor has all the rights and obligations of Berkery, Noyes & Co., LLC thereunder and the Purchaser and WebMD have all the rights and obligations of WebMD, Inc. thereunder. The terms of the Confidentiality Agreement (as so construed) are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of the Purchaser under this Section 6.2 shall terminate except with respect to confidential information concerning the Vendor or the Subsidiary (in each case to the extent not related to the Business or the Assets), which shall remain in full force and effect. If, for any reason, the Closing does not occur, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms but construed as set forth in the first sentence of this Section 6.2. Notwithstanding anything to the contrary contained in this Agreement or the Confidentiality Agreement, under no circumstances shall the Purchaser or any of its Affiliates directly or indirectly contact, prior to the Closing, any employee of the Vendor or any customer, supplier or advertiser of the Vendor with respect to any matter relating to the transactions contemplated hereby without the prior consent of the Vendor.

6.3	Best Efforts

Subject to the terms and conditions of this Agreement:

	6.3.1	between the Effective Date and the Closing Date, Purchaser and WebMD shall:
(a) use their reasonable best efforts to cause the conditions in Article 8 to be satisfied (other than Section 8.8 thereof), and (b) not take any action that will have the effect of unreasonably delaying, impairing or impeding the receipt of any authorizations, consents, orders or approvals to be sought pursuant to this Agreement; and

	6.3.2	from and after the Closing, Purchaser shall use its reasonable best efforts to deliver or cause to be delivered such additional documents and other papers and to take or cause to be taken such further actions as may be necessary, proper or advisable to make effective the transactions contemplated hereby and carry out the provisions hereof.
ARTICLE 7
Conditions Precedent to Obligations of the Purchaser to Close
The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived in writing by the Purchaser, in whole or in part):

7.1	Accuracy of Representations.

The representations and warranties of the Vendor set forth in this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date other than changes arising following the Effective Date in the Ordinary Course of Business that do not have Material Adverse Effect (provided that representations and warranties which are confined to a specified date shall speak only as of such date) and Purchaser shall have received a certificate of the Vendor to such effect signed by a duly authorized officer thereof.

7.2	Vendor’s Performance.

Each covenant and obligation that the Vendor is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all material respects, and Purchaser shall have received a certificate of the Vendor to such effect signed by a duly authorized officer thereof.

7.3	Delivery of Certificates.

The Vendor shall have delivered to the Purchaser: (a) a certificate dated within seven (7) days before the Closing Date from the appropriate office of the jurisdictions of organization of the Vendor and the Subsidiary, certifying that such entity is validly existing and in good standing under the laws of such jurisdiction; and (b) copies, certified by an officer of the Vendor and the Subsidiary (acting in such capacity), of the: (i) Organizational Documents of the Vendor and the Subsidiary; and (ii) resolutions of the board of directors and shareholders, as applicable, of the Vendor authorizing the execution of the present Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

7.4	No Order

No Governmental Authority shall have enacted, issued, promulgated or entered any Order which is in effect and has the effect of making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

7.5	Governmental Authorizations.

All requisite Governmental Authorizations or waiting periods following governmental filings shall have been obtained or expired.

7.6	Required Consents.

The notices and consents described in Section 3.2 of the Disclosure Schedule shall have been given and obtained, as the case may be.

7.7	Employment Agreements.

Each of the Employment Agreements shall have been executed and become effective (pending the Closing) and each of the employees party thereto shall have accepted employment with the Purchaser on the terms thereunder.

7.8	Release of Encumbrances.

The Purchaser shall have received evidence reasonably satisfactory to it of the release and discharge of the Encumbrances set forth on Schedule 7.8

7.9	Update of the Disclosure Schedule

The Vendor shall have delivered to the Purchaser an update, as of the day prior to the Closing Date, of the Disclosure Schedule. To the extent that such updated Disclosure Schedule reflects changes in the Ordinary Course of Business between the date hereof and the Closing Date, such changes shall be deemed not to be a breach of the relevant representations and warranties and the Disclosure Schedule shall be deemed to be amended as of the Closing Date to include such changes.

7.10	Requisite Shareholder Approval

The Requisite Shareholder Approval shall have been obtained.

7.11	FIRPTA.

On or prior to the Closing, the Subsidiary shall deliver to the Purchaser a certificate that the shares of the Subsidiary are not “U.S. real property interests” in accordance with Treasury Regulations under Sections 897 and 1445 of the Code, together with evidence reasonably satisfactory to the Purchaser that the Subsidiary has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2). If the Purchaser does not receive the certificate and evidence described above on or before the Closing Date, the Purchaser shall be permitted to withhold from the payments to be made pursuant to the Agreement any required withholding tax under Section 1445 of the Code.

7.12	Opinion.

The Purchaser shall have received an opinion of Davies Ward Phillips & Vineberg LLP covering the matters set forth in Exhibit 7.12 hereto.
ARTICLE 8
Conditions Precedent to the Obligation of the Vendor to Close
The Vendor’s obligation to consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived in writing by the Vendor, in whole or in part):

8.1	Cash Purchase Price.

The Cash Purchase Price less the Escrow Amount shall be paid to the Vendor and the Escrow Amount shall be delivered to the Escrow Agent concurrently with Closing, the whole in accordance with the terms of this Agreement and the Escrow Agreement.

8.2	Accuracy of Representations.

The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date other than changes arising following the Effective Date in the Ordinary Course of Business that do not have a material adverse effect on the Purchaser (provided that representations and warranties which are confined to a specified date shall speak only as of such date), and the Vendor shall have received a certificate of Purchaser to such effect signed by a duly authorized officer thereof.

8.3	Purchaser’s Performance.

The covenants and obligations that the Purchaser is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all material respects, and the Vendor shall have received a certificate from the Purchaser to such effect signed by a duly authorized officer thereof.

8.4	Delivery of Certificates.

The Purchaser shall have delivered to the Vendor: (a) a certificate dated within seven (7) days before the Closing Date from the appropriate office of the jurisdictions of organization of the Purchaser and WebMD, certifying that such entity is validly existing and in good standing under the laws of such jurisdiction; and (b) copies, certified by an officer of the Purchaser or WebMD, as the case may be, (acting in such capacity), of the: (i) Organizational Documents of the Purchaser and WebMD; and (ii) resolutions of the respective boards of directors of the Purchaser and WebMD authorizing the execution of the present Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

8.5	No Order.

No Governmental Authority shall have enacted, issued, promulgated or entered any Order which is in effect and which has the effect of making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

8.6	Governmental Authorizations.

All requisite Governmental Authorizations or waiting periods following governmental filings shall have been obtained or expired.

8.7	Required Consents.

The notices and consents described on Schedule 4.2 shall have been given and obtained, as the case may be.

8.8	Requisite Shareholder Approval.

The Requisite Shareholder Approval shall have been obtained.

8.9	Employment Agreements.

Purchaser shall have entered into the Employment Agreements.
ARTICLE 9
Post-Closing Covenants
The Parties agree as follows with respect to the period existing from and after the Closing (provided that nothing in this Article 9 shall be deemed to prevent the Vendor from dissolving or winding up or otherwise ceasing its activities following the termination of the Escrow Agreement):

9.1	General.

In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, without cost or expense to the requesting Party.

9.2	Proprietary Information.

From and after the Closing, the Vendor shall not disclose or make use of (except to pursue its rights under this Agreement or any other Transaction Document), and shall use its best efforts to cause all of its

Affiliates not to disclose or make use of, any knowledge, information or documents of a confidential nature or not generally known to the public with respect to Assets, the Business or the Purchaser or its business (including the financial information, technical information or data relating to the Vendor’s products and names of customers of the Vendor), except to the extent that such knowledge, information or documents shall have become public knowledge other than through improper disclosure by the Vendor or an Affiliate. The Vendor shall use its best efforts to enforce, for the benefit of the Purchaser, all confidentiality, invention assignments and similar agreements between the Vendor and any other party relating to the Assets or the Business which are not sold and transferred to the Purchaser as part of the Assets.

9.3	Cooperation in Litigation.

From and after the Closing Date, each Party shall cooperate reasonably with the other in the defense or prosecution of any litigation or proceeding already instituted or which may be instituted hereafter against or by such other Party relating to or arising out of the conduct of the business of the Vendor or the Purchaser prior to or after the Closing Date involving the Vendor (other than litigation among the Parties and/or their Affiliates arising out the transactions contemplated by this Agreement). The Party requesting such cooperation shall pay the reasonable out-of-pocket expenses incurred in providing such cooperation (including legal fees and disbursements) by the Party providing such cooperation and by its officers, directors, employees and agents, but shall not be responsible for reimbursing such Party or its officers, directors, employees and agents, for their time spent in such cooperation.

9.4	Cooperation on Tax Matters; Transfer Taxes; GST.

	9.4.1	Except to the extent provided in Section 2.5.2.11 above, the Purchaser shall be liable for, and shall pay, any transfer, sales, use, value-added, conveyance, deeds, registration, recording or any other similar fees or Taxes (including title recording or filing fees, mutation taxes and other amounts payable in respect of transfer filings, but specifically excluding any income or gross receipts taxes), and all documentary or other stamp taxes, arising out of or related to the transactions contemplated by this Agreement and payable to any Governmental Authority. The Purchaser shall be liable for, and subject to Section 9.4.2 shall pay, any and all QST and GST arising out of the Purchaser’s purchase of the Assets hereunder.

	9.4.2	The Vendor and the Purchaser shall cooperate with each other and make any and all elections required in order that the minimum possible GST and QST, if any, be payable in connection with the transactions contemplated hereby. At the Closing, the Vendor and the Purchaser shall jointly elect in prescribed form and manner under subsection 167(1) of the Excise Tax Act (and under any corresponding provisions of the Québec Sales Tax Act) that no tax be payable pursuant to (a) Part IX of the Excise Tax Act or (b) Part I of the Québec Sales Tax Act, with respect to the sales contemplated hereby of the Assets disposed of by the Vendor. The Vendor and the Purchaser shall make such election in prescribed form containing the prescribed information pursuant to the said legislation. Prior to making such election, the Vendor and the Purchaser shall be duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act with respect to the GST and under Division I of Chapter VIII of Title I of the Québec Sales Tax Act with respect to the QST. The Parties agree and acknowledge that the Purchase Price does not include any GST or QST payable by the Purchaser in respect of the purchase of the Assets.

	9.4.3	The Purchaser and the Vendor shall each jointly elect, in the prescribed manner and form to have section 22 of the ITA (and the corresponding provision under the QTA) apply to the transfer of the Accounts Receivable transferred hereunder by the Vendor. Such election shall set out the Purchase Price allocated to the Accounts Receivables as determined pursuant to Section 2.7 hereof and shall be filed by the Vendor and the Purchaser along with and within the time prescribed for the filing of their respective income Tax Returns for the taxation year in which the Closing occurs or at such earlier time as may be prescribed for the purposes of section 22 of the ITA (and the corresponding provisions under the QTA).

	9.4.4	The Purchaser and the Vendor shall jointly elect pursuant to subsections 20(24) and 20(25) of the ITA (and the corresponding provisions under the QTA) in respect of amounts for future obligations and will file such election with their respective income Tax Returns for the taxation year in which the Closing occurs. The Vendor and the Purchaser acknowledge that part of the Assets were transferred to the Purchaser as a payment by the Vendor to the Purchaser for the assumption by the Purchaser of such future obligations of the Vendor.

	9.4.5	To the extent relevant to the Assets, each Party to this Agreement shall (i) provide the other such assistance as may be reasonably requested in connection with the preparation of any Tax Return or the conduct of any audit or examination or other proceeding relating to Taxes and (ii) for a period of six (6) years following the Closing retain and provide the other with information that may be relevant to the preparation of a Tax Return, or the conduct of an audit, examination or other proceeding relating to Taxes.

	9.4.6	In respect of the covenants in Sections 9.7 and 9.8.1, the Vendor and the Purchaser agree to elect, in prescribed form or, if no form has been so prescribed, in a manner acceptable to the relevant Tax authorities, and to furnish the relevant Tax authorities with any documentation necessary or desirable for this purpose, to have proposed paragraph 56.4(3)(b) of the ITA (as formulated by the Department of Finance as at July 18, 2005), or any substantially similar provision of the ITA, and any corresponding provision of a provincial tax legislation, apply to the amounts allocated to the covenants pursuant to Section 2.7 and to any other amount determined by the relevant Tax authority to be part of the consideration received or receivable by the Vendor pursuant to this Agreement and which is attributable to a “restrictive covenant”, within the meaning of proposed subsection 56.4(1) of the ITA (as formulated by the Department of Finance as at July 18, 2005), or any substantially similar provision, under this Agreement.

9.5	Employee Matters.

	9.5.1	The Parties intend that there will be continuity of employment with respect to all Eligible Employees who become Transferred Employees. Accordingly, all of the employees of the Vendor and the Subsidiary employed in the Business as of the Closing Date (all of whom, if employed on the Effective Date are listed by numbers on Schedule 9.5.1) (collectively, “Eligible Employees”), shall either be automatically transferred to and continued by Purchaser (where applicable law provides for an automatic transfer of employees upon the transfer of assets or of a business as a going concern), or Purchaser shall offer employment to commence as of the Closing Date to all of the Eligible Employees. Such employment shall be at the same salaries and wages, at least substantially equivalent benefits in the aggregate (including benefits under Vendor Benefit Plans and vacation benefits), same location (except as otherwise agreed by the Eligible Employee), and otherwise on substantially the same terms and conditions (other than with respect to bonus and other incentive programs) as those in effect immediately prior to the Closing Date (provided, however, that the new terms of employment may include provisions against non-competition). Those Eligible Employees who either transfer and continue employment or accept Purchaser’s offer of employment and commence working with Purchaser on or after the Closing Date shall hereafter be referred to as “Transferred Employees”. Without limiting the Purchaser’s obligations under the Employment Agreements, and subject to Section 9.5.2, nothing in this Agreement shall obligate Purchaser to provide continued employment to any employee of the Vendor for any specified period of time following the Closing Date or to maintain the same terms of employment for any specified period of time following the Closing Date. All bonus and incentive payments payable to Eligible Employees for the year ending December 31, 2005 shall, on or prior to the Closing, have been paid or accrued by the Purchaser on the Most Recent Balance Sheet in accordance with GAAP.

	9.5.2	Without limiting the generality of any other provision of this Agreement, Purchaser shall defend, indemnify and hold the Vendor harmless from and against any and all Losses the Vendor may incur in connection with any constructive or wrongful termination or dismissal claim asserted by any Eligible Employee of the Vendor or the Subsidiary relating to or arising in connection with (i) Purchaser not offering any such Eligible Employee employment on substantially the same terms and conditions as such Eligible Employee’s employment terms and conditions with the Vendor and/or the Subsidiary, or (ii) Purchaser otherwise not complying with the provisions of this Section 9.5. Vendor shall defend, indemnify and hold the Purchaser harmless from and against any and all Losses asserted by any Eligible Employee of the Vendor or the Subsidiary who declines an offer of employment by the Purchaser (provided that the Purchaser has complied with the provisions of this Section 9.5).

	9.5.3	Purchaser shall have the responsibility for providing health care continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act to any of the U.S. employees of the Vendor or the Subsidiary terminated on or before the Closing Date (to the extent eligible for coverage thereunder), any of the U.S. employees of the Vendor or the Subsidiary who decline offers of employment by the Purchaser on or after the Closing Date, and to former U.S. employees of the Vendor and the Subsidiary receiving such continuation coverage as of the Closing Date.

9.6	Access to Books, Records, etc.

Each Party agrees that it will cooperate with and make available to the respective other Party, during normal business hours and upon reasonable notice, all books and records, information and employees (without substantial disruption of employment) retained and remaining in existence after the Closing Date that are necessary or useful in connection with any inquiry, audit, investigation, dispute, litigation or other proceeding or similar matter. Each Party agrees that it shall preserve and keep all books and records of the Vendor in its possession or otherwise available to the other party after Closing for a period of at least five (5) years from the Closing Date. After such five (5) year period, before a Party shall dispose of any such books and records, the respective other Party shall be given an opportunity, at their cost and expense, to remove and retain all or any part of such books and records as they may select.

9.7	Solicitation and Hiring.

For a period of two years after the Closing Date, the Vendor shall not, either directly or indirectly (including through an Affiliate), (a) solicit or attempt to induce any Restricted Employee to terminate his employment with the Purchaser or any subsidiary of the Purchaser or (b) hire or attempt to hire any Restricted Employee; provided, that this clause (b) shall not apply to any individual whose employment with the Purchaser or a subsidiary of the Purchaser has been terminated for a period of six months or longer.

9.8	Non-Competition.

	9.8.1	For a period of three years after the Closing Date, the Vendor shall not, either directly or indirectly (including through an Affiliate), as a shareholder, investor, partner, consultant or otherwise, (i) design, develop, manufacture market, sell or license any product or provide any service anywhere in the world which is competitive with any product designed, developed (or under development), manufactured, sold or licensed or any service provided by the Vendor within the three-year period prior to the Closing Date or (ii) engage anywhere in the world in any business competitive with the Business as conducted as of the Closing Date or during the three-year period prior to the Closing Date.

	9.8.2	The Vendor agrees that the duration and geographic scope of the non-competition provision set forth in this Section 9.8 are reasonable. To the extent permitted by applicable law, in the event that any court determines that the duration or the geographic scope, or both, are unreasonable and that such provision is to that extent unenforceable, the Parties agree that the provision shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. The Parties intend that this non-competition provision shall be deemed to be a series of separate covenants, one for (i) each and every province of Canada, and (ii) each and every county of each and every state of the United States of America and each and every political subdivision of each and every country outside the United States of America where this provision is intended to be effective.

	9.8.3	The Vendor shall, and shall use its best efforts to cause its Affiliates to, refer all inquiries regarding the business, products and services of the Vendor to the Purchaser.

9.9	Collection of Accounts Receivable.

The Vendor agrees that it shall forward promptly to the Purchaser any monies, checks or instruments received by the Vendor after the Closing Date with respect to the Accounts Receivable purchased by the Purchaser from the Vendor pursuant to this Agreement. The Vendor shall provide to the Purchaser such reasonable assistance as the Purchaser may request with respect to the collection of any such Accounts Receivable, provided the Purchaser pays the reasonable out of pocket expenses of the Vendor and its officers, directors and employees incurred in providing such assistance. The Vendor hereby grants to the Purchaser a power of attorney to endorse and cash any checks or instruments payable or endorsed to the Vendor or its order which are received by the Purchaser and which relate to Accounts Receivable purchased by the Purchaser from the Vendor.

9.10	Use of Name.

The Vendor shall not use, and shall not permit any Affiliate to use, the names (i) Conceptis Technologies Inc., or (ii) Conceptis Technologies USA Inc., or (iii) any name reasonably similar thereto after the Closing Date. At Closing, the Vendor shall sign, and promptly thereafter file, articles of amendment to change its name to a name not including the word “Conceptis” or any other word similar to, or which may cause confusion with, the word “Conceptis”.
ARTICLE 10
Termination

10.1	Termination Events

This Agreement may be terminated, by written notice given prior to the Closing:

	10.1.1	by mutual written consent of the Vendor and Purchaser;

	10.1.2	either Party may terminate this Agreement by giving written notice to the other Party at any time after the shareholders of the Vendor have voted on whether to approve the sale of the Assets contemplated by this Agreement in the event such matter failed to receive the Requisite Shareholder Approval;

	10.1.3	the Purchaser may terminate this Agreement by giving written notice to the Vendor if the Closing shall not have occurred on or before January 31, 2006 by reason of the failure of any condition precedent under Article 7 (unless the failure results primarily from a breach by the Purchaser of any representation, warranty or covenant contained in this Agreement); or

	10.1.4	the Vendor may terminate this Agreement by giving written notice to the Purchaser if the Closing shall not have occurred on or before January 31, 2006 by reason of the failure of any condition precedent under Article 8 (unless the failure results primarily from a breach by the Vendor of any representation, warranty or covenant contained in this Agreement).

	10.1.5	by written notice from Purchaser, if Purchaser is not then in material default or breach of this

Agreement, following a breach of any covenant or agreement of the Vendor contained in this Agreement, or if any representation or warranty of the Vendor contained in this Agreement shall be or shall have become inaccurate, in either case such that any of the conditions set forth in Sections 7.1 and 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty was or shall have become inaccurate; provided, however, that: (i) if such breach or inaccuracy is curable by the Vendor, then Purchaser may not terminate this Agreement under this Section 10.1.5 with respect to the particular breach or inaccuracy provided the Vendor cures such breach or inaccuracy within thirty (30) days after written notice of such breach from Purchaser is received by the Vendor; and (ii) the right to terminate this Agreement under this Section 10.1.5 shall not be available to Purchaser if the breach is the result of any willful act on the part of Purchaser designed to impede the consummation of any transaction contemplated hereby; or

	10.1.6	by written notice from the Vendor, if the Vendor is not then in material default or breach of this Agreement, following a material breach of any covenant or agreement of Purchaser contained in this Agreement, or if any representation or warranty of Purchaser contained in this Agreement shall be or shall have become inaccurate, in either case such that any of the conditions set forth in Sections 8.1, 8.2 and 8.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty was or shall have become inaccurate; provided, however, that: (i) if such breach or inaccuracy is curable by Purchaser, then the Vendor may not terminate this Agreement under this Section 10.1.6 with respect to the particular breach or inaccuracy provided Purchaser cures such breach or inaccuracy within thirty (30) days after written notice of such breach from the Vendor is received by Purchaser; and (ii) the right to terminate this Agreement under this Section 10.1.6 shall not be available to the Vendor if the breach is the result of any willful act on the part of the Vendor designed to impede the consummation of any transaction contemplated hereby.

10.2	Effect of Termination.

If this Agreement is validly terminated pursuant to Section 10.1, this Agreement shall become null and void and all further obligations of the Parties under this Agreement shall terminate and there shall be no liability on the part of any Party hereto, except as set forth in Section 6.2, provided that any termination of this Agreement pursuant to Section 10.1 shall be without prejudice to any of the rights of the Parties with respect to any willful breach of this Agreement occurring prior to the date of such termination.
ARTICLE 11
Indemnification; Remedies

11.1	Survival

The representations and warranties of the Parties contained in this Agreement shall survive the Closing, regardless of any investigation made by or on behalf of the Vendor or Purchaser, until January 15, 2007, except that (i) the representations and warranties set forth in Sections 3.1, 3.2 and 3.4 shall survive the Closing without limitation and (ii) the representations and warranties set forth in Sections 3.11 and 3.26 shall survive until 30 days following expiration of all statutes of limitation applicable to the matters referred to therein, and provided, however, that any representation or warranty that constitutes fraud shall survive the Closing and remain in full force and effect indefinitely. All covenants and agreements of the Parties set forth in this Agreement to be performed after the Closing Date (collectively, the “Post-Closing Obligations”) shall survive the Closing and remain in full force and effect indefinitely until fully performed.

The rights to indemnification set forth in this Article 11 shall not be affected by (i) any investigation conducted by or on behalf of an Indemnitee or any knowledge acquired (or capable of being acquired) by an Indemnitee, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder or (ii) any waiver by an Indemnitee of any closing condition relating to the accuracy of representations and warranties or, any waiver by an Indemnitee with the consent of the other party of any closing condition relating to the performance of or compliance with agreements and covenants.

11.2	Indemnification by the Vendor

	11.2.1	The Vendor agrees, subject to the other terms and conditions of this Article 11, to indemnify, defend and hold harmless Purchaser from all Losses incurred by the Purchaser as a result of (a) the inaccuracy of any representation or warranty of the Vendor contained in this Agreement, or fraud; (b) any breach by the Vendor of any covenants or agreement to be performed by it pursuant to this Agreement; and (c) any breach by the Vendor, after the Closing, of any of the Post-Closing Obligations, including the obligation to satisfy Excluded Liabilities.

	11.2.2	Notwithstanding anything to the contrary contained in this Agreement, (a) the rights of Purchaser to indemnification under this Article 11 shall constitute the sole and exclusive remedy of Purchaser for any breach by the Vendor of any provision of this Agreement, and (b) no claim may be asserted nor any action commenced against the Vendor for indemnification under Section 11.2.1 unless written notice describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or action is received by the Vendor on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or action is based ceases to survive as set forth in Section 11.1, regardless of whether the subject matter of such claim or action shall have occurred before such date.

	11.2.3	The indemnification obligations of the Vendor pursuant to Section 11.2.1(a) shall not be effective until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant thereto exceeds two hundred and fifty thousand dollars ($250,000) (the “Vendor Threshold Amount”), and then only to the extent such aggregate amount exceeds the Vendor Threshold Amount; provided, however, that the Vendor Threshold Amount shall not apply in the case of fraud, and in the case of a claim pursuant to Section 11.2.1(a) relating to a breach of the representations and warranties set forth in Sections 3.1 (Organization and Good Standing), 3.2 (Authority; Validity; Consents), 3.4 (Subsidiary), the last three (3) sentences of Section 3.5 (Financial Statements) and Section 3.26 (Taxes).

	11.2.4	The indemnification obligations of the Vendor pursuant to Section 11.2.1(a) shall be limited to an amount equal to ten percent (10%) of the Cash Purchase Price, and no indemnification pursuant to such provisions shall be payable thereafter; provided, however, that in the case of fraud, and in the case of a claim pursuant to Section 11.2.1(a) relating to a breach of the representations and warranties set forth in Sections 3.1 (Organization and Good Standing), 3.2 (Authority; Validity; Consents), 3.4 (Subsidiary), the last three (3) sentences of Section 3.5 (Financial Statements), 3.10 (Environmental and Health and Safety Matters), and 3.26 (Taxes), such indemnification limitation shall be an amount equal to the Cash Purchase Price.

	11.2.5	For the purposes solely of determining amounts payable pursuant to this Article 11 (and not for determining whether there is a breach or inaccuracy pursuant to Section 11.2.1(a)), all representations and warranties of the Vendor in Article 3 shall be construed as if the term “material” and any reference to “Material Adverse Effect” (and variations thereof) were omitted from such representations and warranties.

11.3	Indemnification by Purchaser.

	11.3.1	Each of the Purchaser and WebMD agrees, from and after the Closing Date, subject to the other terms and conditions of this Article 11, to solidarily (jointly and severally) indemnify, defend and hold harmless the Vendor from all Losses incurred by the Vendor as a result of (a) the inaccuracy of any representation or warranty of Purchaser contained in this Agreement; (b) any breach by

Purchaser of the covenants and agreements to be performed by Purchaser pursuant to this Agreement; and (c) any breach by Purchaser, after the Closing, of any of the Post-Closing Obligations, including the obligation to satisfy Assumed Liabilities.

	11.3.2	Notwithstanding anything to the contrary contained in this Agreement, (a) the rights of the Vendor to indemnification under this Article 11 shall constitute the sole and exclusive remedy of the Vendor for any breach by Purchaser of any provision of this Agreement, and (b) no claim may be asserted nor any action commenced against Purchaser for indemnification under Section 11.3.1 unless written notice describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or action is received by Purchaser on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or action is based ceases to survive as set forth in Section 11.1, regardless of whether the subject matter of such claim or action shall have occurred before or after such date.

	11.3.3	The indemnification obligations of the Purchaser pursuant to this Article 11 shall not be effective until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant thereto exceeds two hundred and fifty thousand dollars ($250,000) (the “Purchaser Threshold Amount”), and then only to the extent such aggregate amount exceeds the Purchaser Threshold Amount; provided, however, that the Purchaser Threshold Amount shall not apply in the case of fraud and in the case of a claim pursuant to Section 11.3.1(a) relating to a breach of the representations and warranties set forth in Sections 4.1 (Organization and Good Standing) and 4.2 (Authority, Validity, Consents).

	11.3.4	The indemnification obligations of the Purchaser pursuant to this Article 11 shall be limited to an amount equal to the Cash Purchase Price, and no indemnification pursuant to such provisions shall be payable thereafter.

	11.3.5	For the purposes solely of determining amounts payable pursuant to this Article 11 (and not for determining whether there is a breach or inaccuracy pursuant to Section 11.3.1(a)), all representations and warranties of the Purchaser in Article 4 shall be construed as if the term “material” and any reference to “material adverse effect” (and variations thereof) were omitted from such representations and warranties.

11.4	Notice of Potential Claims for Indemnification

	11.4.1	An indemnified Party (the “Indemnitee”) shall give the indemnifying Party (the “Indemnitor”) prompt written notice (an “Indemnification Notice”) of any matter or event that could give rise to a claim for indemnification by the Indemnitor under this Article 11, including any Third Party Claim (an “Indemnification Claim”). Each Indemnification Notice shall specify the basis on which indemnification is sought and the Indemnitee’s good faith estimate of the amount of its Losses and, in the case of a Third Party Claim, contain (by attachment or otherwise) such other information as such Indemnitee may have concerning such Third Party Claim. If the Indemnitee is the Purchaser and is seeking to enforce an Indemnification Claim pursuant to the Escrow Agreement, the Indemnitor shall deliver a copy of the Indemnification Notice to the Escrow Agent. After the delivery of an Indemnification Notice, the Indemnitee shall provide prompt written notice to the Indemnitor of all developments known to it relating to the related Indemnification Claim, and any material changes in Indemnitee’s good faith estimate of the amount of its Losses. The Indemnitee shall provide the Indemnitor with access, upon reasonable notice and during normal business hours, to its books and records, properties and personnel relating to the Indemnification Claim. For the avoidance of doubt, no delay or failure on the part of the Indemnitee in so notifying the Indemnitor shall relieve the Indemnitor of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure.

	11.4.2	Within 20 days after delivery of an Indemnification Notice, the Indemnitor shall deliver to the

Indemnitee a Response, in which the Indemnitor shall: (i) agree that the Indemnitee is entitled to receive all of the Claimed Amount (in which case the Response shall be accompanied by a payment by the Indemnitor to the Indemnitee of the Claimed Amount, by check or by wire transfer; provided that if the Indemnitee is the Purchaser and is seeking to enforce such claim pursuant to the Escrow Agreement, the Indemnitor and the Indemnitee shall deliver to the Escrow Agent, within three days following the delivery of the Response, a written notice executed by both parties instructing the Escrow Agent to disburse the Claimed Amount to the Purchaser), or (ii) agree that the Indemnitee is entitled to receive the Agreed Amount (in which case the Response shall be accompanied by a payment by the Indemnitor to the Indemnitee of the Agreed Amount, by check or by wire transfer; provided that if the Indemnitee is the Purchaser and is seeking to enforce such claim pursuant to the Escrow Agreement, the Indemnitor and the Indemnitee shall deliver to the Escrow Agent, within three days following the delivery of the Response, a written notice executed by both parties instructing the Escrow Agent to disburse the Agreed Amount to the Purchaser) or (iii) dispute that the Indemnitee is entitled to receive any or part of the Claimed Amount.

11.4.3	During the 30-day period following the delivery of a Response that reflects a Dispute, the Indemnitor and the Indemnitee shall use good faith efforts to resolve the Dispute. If the Dispute is not resolved within such 30-day period, the Indemnitor and the Indemnitee shall submit the Dispute to binding arbitration, whereupon the provisions of Section 11.4.4 shall become effective with respect to such Dispute. If the Indemnitee is the Purchaser and is seeking to enforce the claim that is the subject of the Dispute pursuant to the Escrow Agreement, the Indemnitor and the Indemnitee shall deliver to the Escrow Agent, promptly following the resolution of the Dispute (whether by mutual agreement, arbitration, judicial decision or otherwise), a written notice executed by both parties instructing the Escrow Agent as to what (if any) portion of the Escrow Fund shall be disbursed to the Purchaser and/or the Vendor (which notice shall be consistent with the terms of the resolution of the Dispute).

11.4.4	Upon the submission of any Dispute to binding arbitration, the arbitration shall be conducted by a single arbitrator (the “Arbitrator”) in English in Montreal, Quebec and in accordance with the Arbitration Rules and the following provisions:

	11.4.4.1	In the event of any conflict between the Arbitration Rules and the provisions of this Agreement, the provisions of this Agreement shall prevail and be controlling.

	11.4.4.2	The Parties shall use their best efforts to ensure that not later than 30 days after the conclusion of the arbitration hearing, the Arbitrator shall prepare and distribute to the parties a writing setting forth the arbitral award and the Arbitrator’s reasons therefor. Any award rendered by the Arbitrator shall be final, conclusive and binding upon the Parties, and judgment thereon may be entered and enforced in any court of competent jurisdiction, provided that the Arbitrator shall have no power or authority to grant injunctive relief, specific performance or other equitable relief.

	11.4.4.3	The Arbitrator shall have no power or authority, under the Arbitration Rules or otherwise, to (a) modify or disregard any provision of this Agreement, including the provisions of this Section 11.4.4, or (b) address or resolve any issue not submitted by the parties.

	11.4.4.4	In connection with any arbitration proceeding pursuant to this Agreement, each Party shall bear its own costs and expenses except such costs and expenses as the Arbitrator may determine to be directly related to the conduct of the arbitration and appropriately borne jointly by the Parties (which shall not include any party’s attorneys’ fees or costs, witness fees (if any), costs of investigation and similar expenses) shall be shared equally by the Indemnitee and the Indemnitor.

11.4.5	If the Indemnification Claim involves a Third Party Claim, the provisions set forth in Section 11.5 shall be applicable.

11.5	Third Party Claims

The obligations and liabilities of the Parties hereunder with respect to a Third Party Claim for which an Indemnitee is entitled to indemnification pursuant to this Article 11 shall be subject to the following terms and conditions:

	11.5.1	An Indemnitee shall give written notification to the Indemnitor of the commencement of any Third Party Claim. Such notification shall be given within 10 days after receipt by the Indemnitee of notice of such Third Party Claim, and shall describe in reasonable detail (to the extent known by the Indemnitee) the facts constituting the basis for such Third Party Claim and the amount of the claimed damages; provided, however, that no delay or failure on the part of the Indemnitee in so notifying the Indemnitor shall relieve the Indemnitor of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure Within 20 days after delivery of such notification, the Indemnitor may, upon written notice thereof to the Indemnitee, assume control of the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnitee; provided that (i) the Indemnitor may only assume control of such defense if (A) it acknowledges in writing to the Indemnitee that any damages, fines, costs or other liabilities that may be assessed against the Indemnitee in connection with such Third Party Claim constitute Losses for which the Indemnitee shall be indemnified pursuant to this Article 11 and (B) the ad damnum is less than or equal to the amount of Losses for which the Indemnitor is liable under this Article 11 and (ii) the Indemnitor may not assume control of the defense of a Third Party Claim involving criminal liability or in which equitable relief is sought against the Indemnitee. If the Indemnitor does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Claim, the Indemnitee shall control such defense. The Non-controlling Party may participate in such defense at its own expense. The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Claim and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Claim (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Claim. The reasonable fees and expenses of counsel to the Indemnitee with respect to a Third Party Claim shall be considered Losses for purposes of this Agreement if (i) the Indemnitee controls the defense of such Third Party Claim pursuant to the terms of this Section 11.5.1 or (ii) the Indemnitor assumes control of such defense and the Indemnitee reasonably concludes that the Indemnitor and the Indemnitee have conflicting interests or different defenses available with respect to such Third Party Claim. The Indemnitor shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Claim without the prior written consent of the Indemnitee, which shall not be unreasonably withheld, conditioned or delayed. The Indemnitee shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Claim without the prior written consent of the Indemnitor, which shall not be unreasonably withheld, conditioned or delayed.

	11.5.2	Notwithstanding the other provisions of this Section 11.5, if a third party asserts (other than by means of a lawsuit) that an Indemnitee is liable to such third party for a monetary or other obligation which may constitute or result in Losses for which such Indemnitee may be entitled to indemnification pursuant to this Article 11, and such Indemnitee reasonably determines that it has a valid business reason to fulfill such obligation, then (i) such Indemnitee shall be entitled to satisfy such obligation, without prior notice to or consent from the Indemnitor, (ii) such Indemnitee may subsequently make a claim for indemnification in accordance with the provisions of this Article 11, and (iii) such Indemnitee shall be reimbursed, in accordance with the provisions of this Article 11, for any such Losses for which it is entitled to indemnification pursuant to this

Article 11 (subject to the right of the Indemnitor to dispute the Indemnitee’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article 11).

11.6	Insurance

All indemnification payments payable hereunder shall be reduced by the amount of insurance proceeds received by the Indemnitee as a result of the Loss for which the Indemnitee is seeking indemnification.

11.7	Miscellaneous

	11.7.1	Each Party hereby acknowledges that, except as specifically set forth in this Agreement, neither Party is making any representation, warranty, covenant or agreement with respect to the subject matter of this Agreement and each Party hereby disclaims, and agrees that the other Party may disclaim, any and all liability and responsibility for any other statement or information made or communicated (whether orally or in writing) by it or its Representatives to the other Party or such other Party’s Representatives. In furtherance of, but without limiting the foregoing, the Purchaser acknowledges and agrees that no representation or warranty is being made by the Vendor with respect to the future prospects or operating or financial performance of the Vendor. In connection with its investigation of the Vendor, Purchaser has received certain estimates, projections, forecasts, plans, budgets and similar materials and information regarding or relating to the future operating and financial performance of the Vendor. The Purchaser hereby acknowledges and agrees that there are uncertainties inherent in attempting to make estimates, projections, forecasts, plans, budgets and similar materials and information, that it is familiar with such uncertainties, and that it is not relying on any such information but rather on its own estimates, projections, forecasts, plans, or budgets.

	11.7.2	No breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of either Party hereto, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.
ARTICLE 12
General Provisions

12.1	Expenses.

Whether or not the Closing occurs, (a) each Party shall pay all Transaction Expenses incurred by it, and (b) each Party shall pay all advisory fees due and payable by it to any investment banker or other broker or agent retained by it in connection with the preparation, execution and performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby.

12.2	Notices.

All notices, consents, waivers and other communications under this Agreement must be in writing and shall be deemed to have been duly given when: (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), or (c) when received by the addressee, if sent by a delivery service (prepaid, receipt requested) or (d) when received by the addressee, if sent by registered or certified mail (postage prepaid, return receipt requested), in each case to the appropriate addresses, representative (if applicable) and telecopier numbers set forth below (or to such other addresses, representative and telecopier numbers as a Party may designate by notice to the other Parties):

12.2.1	If to the Vendor, to:
Conceptis Technologies Inc.
390 Guy Street, Suite 109
Montreal, Quebec
H3J 1S6

Attention: Roger Simard, director

Telecopier: 514.931.5362

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Ave, 26th Floor
Montreal, Quebec

Attention: Janet Ferrier

Telecopier: 514.841.6499

12.2.2	If to the Purchaser, to:
WebMD Health Corp.
111 Eighth Avenue
New York, NY 10011

Attention Douglas W. Wamsley

Telecopier: 201.703.3443

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

Attention: Jeff Stein

Telecopier: 617.526.5000

12.3	Waiver.

Except as explicitly provided in this Agreement, the rights and remedies of the Parties under this Agreement are cumulative and not alternative and are not exclusive of any right or remedies that any Party may otherwise have at law or in equity. Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power, or privilege shall preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no waiver that may be given by a Party shall be applicable except in the specific instance for which it is given; and (b) no notice to or demand on one Party shall be deemed to be a waiver of any right of the Party giving such notice or demand to take further action without notice or demand.

12.4	Entire Agreement; Amendment.

This Agreement (including the Disclosure Schedules and the Exhibits hereto) and the other Transaction

Documents supersede all prior agreements between the Parties with respect to its subject matter and constitute (along with the Confidentiality Agreement) a complete and exclusive statement of the terms of the agreements between the Parties with respect to their subject matter. This Agreement may not be amended except by a written agreement executed by the Parties hereto.

12.5	Assignment.

This Agreement, and the rights, interests and obligations hereunder, shall not be assigned by either Party hereto by operation of Law or otherwise without the express written consent of the other Party (which consent may be granted or withheld in the sole discretion of such other Party), provided, that the Purchaser may assign all of its rights, interests and obligations hereunder to any of its Affiliates without Vendor’s consent, but upon reasonable prior notice and so long as such transferee executes such documentation as may be reasonably required by Vendor in order to ensure that all of Purchaser’s obligations hereunder are assumed by such assignee which assignee must be a subsidiary of WebMD Health Corp.

12.6	Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Legal Requirement or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party in any material respect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

12.7	Governing Law; Consent to Jurisdiction and Venue.

	12.7.1	This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Quebec and the federal laws of Canada applicable therein.

	12.7.2	All actions and proceedings arising out of or relating to this Agreement shall be submitted to binding arbitration conducted in accordance with the provisions of Section 11.4.3 above.

12.8	Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

12.9	Time of Essence.

Time is of the essence in this Agreement.

12.10	No Third Party Beneficiaries.

This Agreement is for the sole benefit of the Parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable benefit, claim, cause of action, remedy or right of any kind.

12.11	Public Announcements.

The Parties agree that they will not make any public announcement with respect to the transactions contemplated hereby prior to the Closing, except to the Vendor’s shareholders (subject to a notice requesting confidentiality) and/or unless otherwise required by applicable Legal Requirement or by obligations of the Parties or their Affiliates pursuant to any listing agreement with or rules of any securities exchange or securities commission. In any event, the Parties hereto shall consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby. The Vendor acknowledges that (a) subject to the prior sentence, the Purchaser will be filing a Current Report on Form 8-K with the United States Securities and Exchange Commission and issuing a press release, copies of which have been provided to the Vendor, in each case containing information relating to this Agreement and the transactions contemplated hereby; and (b) the Purchaser shall have the right to make additional public disclosures consistent with the disclosure in the Form 8-K and press release described in the foregoing clause (a), without prior consultation with the Vendor.

12.12	Language.

The Parties hereby acknowledge that they have expressly required this Agreement and any documents ancillary hereto be drafted in the English language only. Les parties reconnaissent par les présentes avoir expressément exigé que cette entente et tout document y afférent soit rédigée en langue anglaise seulement.
[Signatures Appear on next page]

     In Witness Whereof, the Parties have caused this Agreement to be executed and delivered by their duly authorized representatives, all as of the Effective Date.

The Purchaser: Maple Leaf Medical Media, Inc.
Per: /s/ David Schlanger
David Schlanger
Senior Vice President

The Vendor: Conceptis Technologies Inc.
Per: /s/ Roger Simard
Roger Simard

WebMD, Inc.
Per: /s/ David Schlanger
David Schlanger
Senior Vice President